SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

CSK AUTO CORPORATION

(Name of Subject Company)

CSK AUTO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125965103

(CUSIP Number of Class of Securities)

Randi Val Morrison

Senior Vice President, General Counsel and Secretary

645 East Missouri Avenue, Suite 400

Phoenix, Arizona 85012

(602) 631-7139

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Gibson, Dunn & Crutcher LLP

1801 California Street, Suite 4100

Denver, Colorado 80202

(303) 298-5700

Attention: Richard M. Russo, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is CSK Auto Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 645 East Missouri Avenue, Suite 400, Phoenix, Arizona 85012. The telephone number of the Company at its principal executive offices is (602) 265-9200.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annex hereto, this “Statement”) relates is the common stock, $0.01 par value, of the Company (the “Shares”), including the associated rights to purchase Shares issued pursuant to the Rights Agreement, dated as of February 4, 2008, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”). As of June 2, 2008, there were 44,036,813 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person of this Statement is the subject company, CSK Auto Corporation. The Company’s name, business address, and business telephone number are set forth in Item 1 above.

This Statement relates to the offer (the “Offer”) by O’Reilly Automotive, Inc., a Missouri corporation (“O’Reilly”), through its indirect, wholly-owned subsidiary, OC Acquisition Company, a Delaware corporation (the “Purchaser”), to acquire each issued and outstanding Share in exchange for (a) a number of shares of O’Reilly common stock, par value $0.01 per share, equal to the Exchange Ratio (as defined below) plus (b) $1.00 in cash (subject to reduction under certain circumstances, as described below) (the “Offer Price”), upon the terms and subject to the conditions set forth in O’Reilly’s preliminary prospectus, dated June 11, 2008 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by O’Reilly with the Securities and Exchange Commission (the “SEC”) on June 11, 2008 (the “Registration Statement”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The Exchange Ratio will equal $11.00 divided by the average of the reported closing sale prices of O’Reilly’s common stock during the five consecutive trading days ending on and including the second trading day prior to the consummation of the Offer and rounded to four decimal places (such five-day average, the “O’Reilly Trading Price”); provided, that if the O’Reilly Trading Price is greater than $29.95, then the Exchange Ratio will equal 0.3673, and if the O’Reilly Trading Price is less than $25.67, then the Exchange Ratio will equal 0.4285. If the O’Reilly Trading Price is less than or equal to $21.00 per share, the Company may terminate the Merger Agreement unless O’Reilly exercises its option to issue an additional number of its shares or increase the amount of cash to be paid such that the total value of O’Reilly common stock and cash exchanged for each Share is at least equal to $10.00 (less any possible reduction of the cash component of the Offer Price). The $1.00 cash component may be reduced by an amount equal to the quotient obtained by dividing (x) by (y), where (x) equals the sum of any amount paid by the Company or its subsidiaries to the lenders under its credit agreements in connection with obtaining any bank consent, waiver, or amendment under the credit agreements after April 1, 2008 minus $3,000,000, and (y) equals the sum of (i) the total number of Shares outstanding immediately prior to the expiration of the Offer and (ii) a number of Shares determined by O’Reilly up to a maximum of the total number of Shares issuable upon the exercise or conversion of all options, warrants, rights and convertible securities (if any) that will be vested on or before the date that is 180 days after April 1, 2008. The Offer was commenced by O’Reilly on June 11, 2008 and expires at midnight, New York City time, on Thursday, July 10, 2008, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Prospectus (the “Minimum Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by O’Reilly with the SEC on June 11, 2008. The Prospectus and the related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 1, 2008, by and among the Company, O’Reilly, and the Purchaser (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides that, following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of O’Reilly. The Merger will be completed in one of two ways. If, following the consummation of the Offer, the Purchaser owns more than 90% of the Shares then outstanding, the Merger will occur promptly after the consummation of the Offer; however, if, following the consummation of the Offer, the Purchaser does not own more than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after any such stockholder approval. If the conditions to the Offer have been satisfied, O’Reilly will have sufficient votes to adopt the Merger Agreement without the need for any of the Company’s stockholders to vote in favor of such adoption. In the Merger, each outstanding Share (other than Shares held by O’Reilly, the Purchaser, the Company, or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the “Merger Consideration”).

The Schedule TO states that the principal executive offices of O’Reilly and the Purchaser are located at 233 South Patterson, Springfield, Missouri 65802 and that the telephone number at such principal executive offices is (417) 862-6708.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement, or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) O’Reilly, the Purchaser, or their respective executive officers, directors, or affiliates.

Company Stock Options, Restricted Stock, Restricted Stock Units, and Bonus Plans

Certain directors and officers of the Company have received options to acquire Shares. As of June 2, 2008, the following directors and officers of the Company have outstanding options to purchase the number of Shares specified below:

		Exercise
Name	Title	Options	Price	Vesting
James G. Bazlen	Director	10,000	$9.8200	Unvested
		51,000	$11.0000	Vested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

Michael Bryk	Senior Vice President of Finance and Controller	50,000	$10.7950	Unvested

Larry Buresh	Senior Vice President and Chief Information Officer	12,500	$9.8700	Vested
		56,202	$10.7950	Unvested
		43,250	$11.0000	Vested
		38,141	$13.3200	Vested
		30,247	$16.6150	20,165 unvested
		27,555	$16.3500	Vested

James Constantine	Executive Vice President of Finance and Chief Financial Officer	100,000	$10.1500	Unvested

Larry Ellis	Senior Vice President — Logistics	5,000	$9.8700	Vested
		42,627	$10.7950	Unvested
		2,800	$11.0000	Vested
		28,432	$13.3200	Vested
		20,643	$16.3500	Vested
		22,914	$16.6150	15,276 Unvested

		Exercise
Name	Title	Options	Price	Vesting

Morton Godlas	Director	10,000	$9.8200	Unvested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

Terilyn A. Henderson	Director	10,000	$9.8200	Unvested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

Greg Langdon	Senior Vice President — Store Operations	825	$9.8700	Vested
		12,568	$10.7950	Unvested
		5,645	$11.0000	Vested
		6,000	$13.3200	Vested
		6,756	$16.6150	4,504 Unvested
		3,918	$16.3500	Vested

Charles K. Marquis	Director	10,000	$9.8200	Unvested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

Lawrence N. Mondry	President, Chief Executive Officer and Director	144,847	$10.7950	Unvested
		300,000	$18.6550	Unvested

Randi V. Morrison	Senior Vice President, General Counsel and Secretary	660	$9.8700	Vested
		42,627	$10.7950	Unvested
		12,000	$13.3200	Vested
		7,727	$16.3500	Vested
		22,914	$16.6150	15,276 Unvested
		5,089	$19.5800	Vested

Charles J. Philippin	Director	10,000	$9.8200	Unvested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

John Saar	Senior Vice President — Real Estate and Human Resources	1,650	$9.8700	Vested
		40,889	$10.7950	Unvested
		20,000	$13.3200	Vested
		13,154	$16.3500	Vested
		21,998	$16.6150	14,666 Unvested

William A. Shutzer	Director	10,000	$9.8200	Unvested
		10,000	$13.3200	Vested
		10,000	$14.4000	Vested
		10,000	$16.6150	Vested

Dale Ward	Executive Vice President — Operations	4,125	$9.8700	Vested
		70,209	$10.7950	Unvested
		40,934	$13.3200	Vested
		28,676	$16.3500	Vested
		37,741	$16.6150	25,161 Unvested

Brian Woods	Executive Vice President — Merchandising	100,000	$10.7950	Unvested

Except for 94,847 of the 144,847 options granted to Mr. Mondry with an exercise price of $10.7950, all options will vest upon a change of control of the Company. Under the agreements governing the grant of the options, consummation of the Offer or the Merger will constitute a change of control of the Company. The vesting schedule for Mr. Mondry’s remaining 94,487 options is as follows: 31,616 options will vest on October 20, 2008, 31,616 options will vest on October 20, 2009, and 31,615 options will vest on October 20, 2010, in all cases, subject to Mr. Mondry being employed on such dates by the combined company.

The Merger Agreement provides that, at the effective time of the Merger, each outstanding option or similar right to purchase a Share granted under any of the Company’s equity incentive plans, whether vested or unvested, will be converted into an option to purchase a fraction of a share of common stock of O’Reilly. Such fraction (the “Option Exchange Ratio”) will be determined by adding the Exchange Ratio and the quotient of $1.00 (subject to adjustment in certain circumstances) divided by the O’Reilly Trading Price.

The following directors and officers of the Company currently have outstanding restricted stock and restricted stock units with respect to Shares specified below:

Name	Title	Shares
Michael Bryk	Senior Vice President of Finance and Controller	10,000
Larry Buresh	Senior Vice President and Chief Information Officer	13,119
James Constantine	Executive Vice President of Finance and Chief Financial Officer	25,000
Larry Ellis	Senior Vice President — Logistics	9,933
Greg Langdon	Senior Vice President — Store Operations	2,808
Lawrence N. Mondry	President, Chief Executive Officer and Director	75,000
		89,899
Randi V. Morrison	Senior Vice President, General Counsel and Secretary	7,942
John Saar	Senior Vice President — Real Estate and Human Resources	9,163
Dale Ward	Executive Vice President — Operations	16,067
Brian Woods	Executive Vice President — Merchandising	25,000

Except as noted in the following sentence, all then unvested restricted stock and restricted stock units will vest upon a change of control of the Company, and under the agreements governing the grant of the restricted stock and restricted stock units, consummation of the Offer or the Merger will constitute a change of control of the Company. Assuming a change of control of the Company, the 89,899 shares of restricted stock granted to Mr. Mondry under a Restricted Stock Agreement between CSK Auto, Inc. and Lawrence N. Mondry, dated April 30, 2008, will vest upon the earliest of (i) the date that is six months following a change of control of the Company, or (ii) the date his employment is terminated by reason of an Involuntary Termination (as such term is defined in the Restricted Stock Agreement) after a change of control of the Company. Under this agreement, consummation of the Offer or the Merger will constitute a change of control of the Company.

The Merger Agreement provides that, at the effective time of the Merger, each vested and outstanding right of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares (a “Company Stock-Based Award”), will be converted into the right to receive the Offer Price multiplied by the number of Shares subject to such Company Stock-Based Award, and each unvested and outstanding Company Stock-Based Award will be converted into the right to receive the number of shares of O’Reilly common stock equal to the product of the number of Shares subject to such Company Stock-Based Award multiplied by the Option Exchange Ratio.

The Company’s 2008 Cash in Lieu Bonus Plan provides a right to receive a cash bonus payment for executives and employees (each, a “Participant”) of the Company’s subsidiary, CSK Auto, Inc. (“CSK Auto”), who otherwise would have received annual grants of stock options and/or restricted stock in 2008 under the Company’s Amended and Restated 2004 Stock and Incentive Plan. Awards under this plan were made based on the Participant’s base salary as of the award date as follows: for executive vice presidents, the cash-in-lieu award is equal to 100% of salary; for senior vice presidents, the cash-in-lieu award is equal to 85% of salary; and for vice presidents, the cash-in-lieu award is equal to 35% of salary. Under the 2008 Cash in Lieu Bonus Plan, assuming a change of control of the Company, any unvested portion of any bonus awarded to the Participant under such plan will accelerate and become vested and payable in full upon the earliest of (i) the date that is six months following a change of control or (ii) the date the Participant’s employment is terminated by reason of an involuntary termination after a change of control. Under this plan, consummation of the Offer will constitute a change of control of the Company. “Involuntary termination” means (i) any termination of the Participant’s employment with CSK Auto for any reason other than Cause (as defined in the 2004 Stock and Incentive Plan) or the Participant’s death or disability, or (ii) by the Participant for Good Reason (as defined in such Participant’s severance agreement).

Severance Agreements

Under the terms of an Employment Agreement between CSK Auto and Lawrence N. Mondry, dated as of June 8, 2007, and a First Amendment to the Employment Agreement, dated as of March 31, 2008, if Mr. Mondry’s employment is terminated by CSK Auto without Cause (as defined below) (other than by reason of death or disability), or if Mr. Mondry resigns for any reason, in each case, during the 12 months following a change of control, then Mr. Mondry will be entitled to receive (i) his salary through the date of termination, (ii) any earned but unpaid potion of his annual bonus, (iii) reimbursement for any unreimbursed business expenses properly incurred prior to the date of termination, (iv) such employee benefits, if any, as to which Mr. Mondry may be entitled under the employee benefits plans of the Company according to their terms, and (v) a lump sum cash payment equal to two times the sum of his base salary and annual target bonus (provided that Mr. Mondry complies with certain confidentiality and non-competition provisions and executes a release). In addition, if a change of control of the Company occurs prior to the end of CSK Auto’s 2008 fiscal year (the “2008 Fiscal Year”) and, for a period of six months following such change of control, (i) Mr. Mondry remains continuously employed by CSK Auto or the surviving company, or (ii) Mr. Mondry’s employment with CSK Auto is terminated by CSK Auto without Cause or by Mr. Mondry for Good Reason (as defined below), then (a) if Mr. Mondry’s employment terminates prior to the end of the 2008 Fiscal Year, CSK Auto shall pay Mr. Mondry a prorated portion of his target bonus (either in proportion to the number of months Mr. Mondry worked during the 2008 Fiscal Year or the number of months between February 4, 2008 and the date that is six months following the change of control, whichever is greater), or (b) if Mr. Mondry remains employed by CSK Auto or the surviving company through the end of the 2008 Fiscal Year, CSK Auto shall pay a gross lump sum cash amount equal to Mr. Mondry’s target bonus for the 2008 Fiscal Year. Finally, the first amendment to the employment agreement extended the period during which Mr. Mondry is entitled to reasonable travel and temporary living expenses and a $2,000 monthly car allowance from June 30, 2008 until the earlier of (i) the date that is eight months after the consummation of a change of control of the Company, and (ii) the date that is thirty days following the date of Mr. Mondry’s termination of employment for any reason. Under Mr. Mondry’s employment agreement, as amended, consummation of the Offer will constitute a change of control of the Company.

CSK Auto has entered into Severance and Retention Agreements with James Constantine, Dale Ward, Brian Woods, Michael Bryk, Larry Buresh, Larry Ellis, Greg Langdon, Randi Morrison, and John Saar. Under the terms of these agreements, if a change of control occurs and, for a period of six months following such change of control, (i) such executive remains continuously employed by CSK Auto or the surviving company, or (ii) such executive’s employment with CSK Auto is terminated by CSK Auto without Cause or by such executive for Good Reason, then CSK Auto shall pay to such executive a gross lump sum cash amount equal to three months of such executive’s then current base salary (the “Retention Bonus”). In addition, if a change of control occurs on or prior to the end of the 2008 Fiscal Year and, for a period of six months following such change of control, (i) such executive remains continuously employed by CSK Auto or the surviving company, or (ii) such executive’s employment with CSK Auto is terminated by CSK Auto without Cause or by such executive for Good Reason, then (a) if such executive’s employment terminates prior to the end of the 2008 Fiscal Year, CSK Auto shall pay to such executive a prorated portion of such executive’s target bonus (either in proportion to the number of months such executive worked during the 2008 Fiscal Year or the number of months between February 4, 2008 and the date that is six months following the change of control, whichever is greater), or (b) if such executive remains employed by CSK Auto or the surviving company through the end of the 2008 Fiscal Year, CSK Auto shall pay a gross lump sum cash amount equal to such executive’s target bonus for the 2008 Fiscal Year (the “2008 Annual Bonus”). In addition to the Retention Bonus and the 2008 Annual Bonus, each executive is entitled to receive Severance Benefits (as defined below) if (1) a change of control of the Company occurs and, during the 12 months following such change of control, such executive’s employment with CSK Auto is terminated by CSK Auto without Cause or by such executive for Good Reason, or (2) if a change of control occurs, the acquiring company is O’Reilly (or another competitor), and such executive terminates his or her employment for any reason in the 30-day period following the six-month period following the change of control. “Severance Benefits” include the payment of such executive’s salary and target bonus over a 12-month period, continuation of benefits for a period of 12 months following termination, and any amounts due to such executive under CSK Auto’s 2008 Cash in Lieu Bonus Plan. Under these agreements, consummation of the Offer will constitute a change of control of the Company.

For purposes of the agreements described in this section, “Severance Agreements,” “Cause” means that the executive (i) has been convicted of a felony, or has entered a plea of guilty or nolo contendere to a felony; (ii) has committed an act of fraud or dishonesty which is injurious to the Company or any of its subsidiaries; (iii) has willfully and continually refused to substantially perform his or her duties with the Company or any of its subsidiaries (after certain procedures for notice have been followed); or (iv) has willfully engaged in gross misconduct injurious to the Company or any of its subsidiaries. For purposes of the agreements described in this section, “Severance Agreements,” “Good Reason” includes a reduction in the executive’s responsibilities, compensation, or benefits; a breach of the employment or severance agreement; or a refusal of O’Reilly to assume the obligations of the employment or severance agreement.

Reimbursement of Travel and Living Expenses

Michael Bryk and James Constantine entered into agreements with CSK Auto pursuant to which, after a change of control, CSK Auto must continue to reimburse each such executive for commuting expenses and temporary living arrangements on terms no less favorable than those provided prior to the change of control until the earlier of (i) the date that is eight months after such change of control, or (ii) the date that is 30 days after the date of such executive’s termination of employment for any reason. Randi Morrison entered into an agreement with CSK Auto pursuant to which, after a change of control, the Company is required to continue to reimburse Ms. Morrison for her travel and home office expenses incurred for the purposes of telecommuting on terms no less favorable than those provided prior to the change of control until 30 days from the date she is either terminated by the Company without cause or resigns for good reason. Brian Woods entered into an agreement with CSK Auto pursuant to which, after a change of control, CSK Auto must continue to reimburse Mr. Woods for his relocation, home sale and purchase, and temporary living expenses on terms no less favorable than those provided prior to the change of control until the earlier of (i) the date that is eight months after such change of control, or (ii) the date that is six months after the date of Mr. Woods’s termination of employment for any reason. Under these agreements, consummation of the Offer will constitute a change of control of the Company.

The foregoing summaries are qualified in their entirety by reference to the specific plan documents, severance agreements, and agreements, all of which are attached hereto as Exhibits (e)(1)-(24) and are incorporated herein by reference.

Indemnification

The Merger Agreement provides that, after the effective time of the Merger and for a period of six years thereafter, O’Reilly will, or will cause the surviving company to, indemnify, advance expenses, and hold harmless, to the fullest extent permitted under applicable law, the Company’s certificate of incorporation, and the Company’s bylaws, each present (as of the effective time of the Merger) and former officer, director, or employee of the Company and its subsidiaries, for acts or omissions pertaining to the fact that such person was an officer, director, or employee of the Company or any of its subsidiaries or for matters existing or occurring prior to the effective time of the Merger. In the Merger Agreement, O’Reilly has agreed to maintain in effect, for a period of six years after the effective time of the Merger, all rights to indemnification provided in the Company’s certificate of incorporation or bylaws or in any indemnification agreement with the Company. For a period of six years after the effective time of the Merger, O’Reilly has also agreed to either (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries, (ii) provide substitute policies of at least the same coverage and amounts (provided that O’Reilly will not be required to pay an annual premium in excess of 250% of the last annual premium paid by the Company prior to the date of the Merger Agreement), or (iii) permit the Company to purchase a six-year prepaid “tail policy” prior to the effective time of the Merger having a premium of not more than 250% of the last annual premium paid by the Company prior to the date of the Merger Agreement and on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(6) and is incorporated herein by reference.

Payment to Chairman of the Board

In April 2008, the Company made a one-time payment of $75,000 to Charles K. Marquis, the non-executive Chairman of the Board of Directors of the Company (the “Company Board”), in recognition of his services and leadership relative to the conduct of the Company Board’s strategic review process, as further discussed in Item 4 below. Payment of the fee was not premised upon any particular event, or the outcome of the strategic review process, including consummation of the transactions contemplated by the Merger Agreement.

Representation on the Company’s Board

The Merger Agreement provides that, after the Purchaser has caused the payment to be made for Shares tendered pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition, O’Reilly will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (x) the total number of directors on the Company Board and (y) the percentage that the aggregate number of Shares beneficially owned by O’Reilly, the Purchaser, and their affiliates bears to the total number of Shares then outstanding. The Company has agreed to use commercially reasonable efforts to cause O’Reilly’s designees to be elected or appointed to the Company Board, including increasing the size of the Company Board and seeking and accepting the resignation of one or more incumbent directors. The Company has agreed to use commercially reasonable efforts to cause individuals designated by O’Reilly to constitute at least the same percentage as is on the Company Board of each committee of the Company Board and each board of directors of each subsidiary of the Company. The Company has agreed to fulfill its obligations under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In furtherance thereof, the Company is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 (attached as Annex B to this Schedule 14D-9).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(6) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

At a meeting held on March 31, 2008, the Company Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Merger Agreement, the Offer, and the Merger are advisable and fair to, and in the best interest of, the Company’s stockholders, (iii) recommended that the Company’s stockholders, if required, vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, and (iv) approved the filing of this Statement to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT

THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A letter to the Company’s stockholders communicating the Company Board’s recommendation accompanies these materials. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated by reference herein.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. During this period, representatives of the Company held many conversations, both by telephone and in person, about possible strategic alternatives, including the sale of the Company, the sale of certain assets or divisions of the Company, and capital raising or other investment transactions. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of the Company and other parties.

Beginning in the summer of 2006, the Company from time to time received unsolicited indications of interest regarding an acquisition of the Company from several private equity firms and from O’Reilly. In March 2006, the Company commenced an Audit Committee-led investigation into certain historical accounting practices, which resulted in the restatement of the Company’s fiscal 2003 and 2004 financial statements in May 2007 and the completion of its fiscal 2005 and 2006 financial statements and related SEC annual reports in July 2007. Following the completion of its financial statements for the fiscal quarter ended August 5, 2007, the Company became current in its interim periodic reporting with the SEC on October 12, 2007.

During the period of the Audit Committee-led investigation, the restatement process, and the subsequent preparation of current financial statements, the Company Board did not pursue any indication of interest regarding an acquisition of the Company because the Company Board believed that without the benefit of the completion of the restatement process and the preparation of audited financial statements for fiscal 2005 and 2006 and unaudited financial statements for the subsequent interim periods, it would not be possible to properly evaluate the Company’s potential future performance and value or, therefore, to determine whether any such indication of interest would be in the best interest of the Company’s stockholders. Moreover, based on its communications with third parties that had expressed interest in pursuing a potential acquisition of the Company, and the Company Board’s own experience in comparable situations, the Company Board believed that current, audited financial statements would be required before a definitive commitment for a transaction could be obtained.

In March 2007, O’Reilly, on an unsolicited basis, delivered a letter to the Company Board expressing interest in acquiring the Company. At that time, William Shutzer, a member of the Company Board, informed O’Reilly that the Company was not in a position to hold meaningful discussions with O’Reilly, or any other party, concerning an acquisition transaction until such time as the Company had completed its restatement process and the preparation of current financial statements.

On October 8, 2007, O’Reilly delivered a letter to the Company Board expressing a non-binding indication of interest, based solely on then publicly available information, in acquiring all outstanding shares of the Company’s common stock for $15 to $16 per share in cash and requesting the opportunity to conduct a due diligence review and a meeting to discuss O’Reilly’s interest in acquiring the Company. Lawrence Mondry, the Company’s President and Chief Executive Officer, agreed to meet with members of O’Reilly’s management to discuss O’Reilly’s interest in acquiring the Company.

On October 10, 2007, the Company entered into a third amendment to its term loan credit facility in order to minimize the possibility that it would be unable to comply with the leverage ratio covenant contained in such facility for the third and fourth quarters of fiscal 2007 and the first and second quarters of fiscal 2008. The Company Board believed this amendment provided the Company with sufficient covenant relief to conduct its operations without pressure arising from the term loan credit facility.

On October 18, 2007, in anticipation of a meeting between the parties, the Company and O’Reilly entered into a confidentiality agreement. On October 21, 2007, Messrs. Mondry and Shutzer met with Greg Henslee, Chief Executive Officer and Co-President of O’Reilly, and Ted Wise, Chief Operating Officer and Co-President of O’Reilly. In this meeting and subsequent conversations, the Company indicated that although it might be willing to consider a transaction with O’Reilly, the price would have to be higher than that suggested by O’Reilly. O’Reilly responded that it would be unable to consider such a higher price without first reviewing certain non-public information concerning CSK’s business. Mr. Mondry indicated that he would discuss allowing O’Reilly access to confidential information with the Company Board at its regular scheduled meeting on November 7, 2007. On November 5, 2007, O’Reilly provided an initial due diligence request list to Mr. Mondry. In anticipation of providing such non-public information to O’Reilly, the Company Board requested in early November 2007 that O’Reilly enter into a standstill agreement limiting O’Reilly’s ability to take certain actions regarding the Company and its common stock once O’Reilly received such non-public information. O’Reilly indicated that it would not enter into a standstill agreement, and no further substantive, discussions took place between the two companies during 2007.

In late November 2007, it became increasingly apparent to the Company Board that the Company’s operating results were deteriorating at an increasing rate and that, despite the covenant relief obtained in the October 10, 2007 amendment of the term loan credit facility, the Company would need to seek additional amendments to the leverage ratio covenant and certain other provisions contained in the term loan credit facility if it were to avoid a default under that facility for its fourth quarter of fiscal 2007 ending February 3, 2008. At a meeting of the Company Board on December 10, 2007, members of management and representatives of J.P. Morgan Securities Inc. (“JPMorgan”) discussed the state of the credit markets and considerations relating to conditions and timing with respect to securing an amendment to the Company’s term loan credit facility, and at that meeting the Company Board approved securing such an amendment at the earliest possible date. On December 12, 2007, the Company publicly disclosed that it was seeking such an amendment, which amendment was entered into on December 18, 2007. The covenant relief extended only until the end of fiscal 2008, at which point the covenant ratios would return to levels the Company would not have been able to satisfy in the fourth quarter of fiscal 2007. In addition, in order to obtain such relief, the Company was required to significantly increase its interest obligations under the term loan facility and otherwise limit its operational flexibility.

Also at the meeting of the Company Board on December 10, 2007, members of management and representatives of JPMorgan delivered a report to the Company Board regarding various possible actions the Company Board could pursue to protect and enhance stockholder value. At this meeting, the Company Board determined (1) to explore possible strategic alternatives, including the sale of the Company, the sale of certain assets or divisions of the Company, and capital raising or other investment transactions, and (2) to engage JPMorgan as the Company’s financial advisor with respect to such matters. The Company Board decided to retain JPMorgan as the Company’s financial advisor in this strategic review process based upon, among other factors, JPMorgan’s substantial experience and knowledge of the Company and its industry.

In late December 2007 and early January 2008, JPMorgan had discussions with approximately 34 parties in order to gauge their interest in a possible transaction with the Company, including acquiring the Company as a whole, acquiring certain of the Company’s assets, or engaging in a non-control investment transaction. Each party was informed that the Company was evaluating a range of strategic options aimed at enhancing stockholder value. Each party also was informed that if it desired to participate in the process, it would be required to execute a confidentiality and standstill agreement. During that period and through the end of January 2008, 23 parties (not including O’Reilly) executed confidentiality and standstill agreements in order to receive access to confidential information about the Company, 21 of which were private equity firms and two of which were strategic parties. JPMorgan requested that the parties provide the Company by February 11, 2008, with a written initial indication of interest containing the material terms and assumptions regarding a potential transaction with the Company. Through the end of January 2008, O’Reilly declined to enter into a standstill agreement on the same terms as the other third parties participating in the strategic review process and, consequently, was not granted access to confidential information about the Company.

On January 11, 2008, O’Reilly submitted to the Company Board an offer to acquire the Company in a stock-for-stock transaction in which approximately 0.2105 to 0.2353 of a share of O’Reilly common stock would be exchanged for each outstanding share of the Company’s common stock (or approximately $5.37 to $6.00 for each share of the Company’s common stock), which represented a 13% to 26% premium based on the closing price of the Company’s common stock on January 11, 2008. At a meeting of the Company Board on January 13, 2008, the Company Board instructed JPMorgan to advise O’Reilly’s financial advisor, Lehman Brothers, Inc. (“Lehman Brothers”), that O’Reilly’s proposal as submitted on January 11, 2008 was not acceptable. The Company Board further instructed JPMorgan to urge O’Reilly to sign the standstill agreement in the form executed by the third parties participating in the strategic review process.

On January 24, 2008, Mr. Henslee delivered a letter to Mr. Mondry reiterating O’Reilly’s interest in pursuing either a cash or stock-for-stock acquisition of the Company and indicating that the standstill agreement in the form provided by the Company (which was substantially similar to the form entered into by the third parties participating in the strategic review process) was not acceptable. At a meeting of the Company Board on January 27, 2008, the Company Board reviewed a proposed response to Mr. Henslee’s letter of January 24, 2008. On January 28, 2008, Mr. Mondry delivered a letter to Mr. Henslee responding to Mr. Henslee’s letter of January 24, 2008 again rejecting O’Reilly’s offer to acquire the Company on the terms previously offered and offering to grant O’Reilly a “most favored nations” clause in its standstill agreement should it choose to enter into one with the Company in substantially the same form entered into by the 23 third parties participating in the strategic review process.

On February 1, 2008, Mr. Henslee delivered, on an unsolicited basis, a letter to Mr. Mondry and the Company Board, which was also released to the press, proposing to acquire the Company in a cash transaction at a price of $8.00 for each outstanding share of the Company’s common stock, conditioned on satisfactory completion of a due diligence investigation of the Company. The Company indicated to O’Reilly that it intended to complete its formal review of strategic alternatives, and O’Reilly was again encouraged to be a participant in that process.

At a meeting of the Company Board on February 3, 2008, representatives of JPMorgan discussed the status of the Company’s strategic review process and representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), legal counsel to the Company, discussed the Company Board’s fiduciary duties in connection with the strategic review process and O’Reilly’s unsolicited public proposal of February 1, 2008. At that meeting, the Company Board, in order to maintain the integrity of the on-going strategic review process, adopted a stockholder rights plan.

On February 6, 2008, the Company and O’Reilly reached agreement on the terms of a standstill agreement, and O’Reilly was granted access to the confidential information provided to the other third parties participating in the strategic review process.

On February 11, 2008, the Company received a total of seven preliminary, non-binding indications of interest in a possible transaction with the Company, including (1) three proposals from strategic parties, including O’Reilly, to acquire the Company at prices equal to or modestly greater than $8.00 in cash for each outstanding share of the Company’s common stock, and (2) four proposals from private equity firms to engage in non-control investment transactions. On February 12, 2008, the Company Board engaged in a telephonic meeting to review the seven preliminary proposals that had been received. Representatives of the Company’s management, Gibson Dunn, and JPMorgan also attended the meeting and assisted in the Company Board’s review. The Company Board decided to continue discussions with each of the seven parties that provided preliminary, non-binding indications of interest.

Following further discussions with the seven remaining parties during the period from February 20, 2008 to February 29, 2008, Company management made presentations to five parties, including O’Reilly and two other strategic parties.

Following the meetings with each of the five remaining parties, JPMorgan instructed each party to submit its best and final offer by March 10, 2008.

On February 21, 2008, a draft merger agreement prepared by Gibson Dunn was provided by JPMorgan to the three strategic parties, and JPMorgan requested that these parties provide written comments to the draft merger agreement during the week of March 3, 2008.

During the week of March 3, 2008, two of the strategic parties, including O’Reilly, submitted written comments to the draft merger agreement. The third strategic party did not submit comments to the draft merger agreement and ultimately advised the Company that it would not be submitting a proposal to acquire the Company. Also during the week of March 3, 2008, O’Reilly, through Lehman Brothers, contacted JPMorgan to indicate that it would be submitting an all stock offer to acquire the Company as a whole instead of an all cash offer as proposed in its February 11, 2008 preliminary indication of interest.

On March 10, 2008, proposals were received from (1) the two strategic parties, O’Reilly and Company X, to acquire the Company, and (2) one of the private equity firms, to invest $150 million in the form of secured convertible notes. The other private equity firm did not submit a revised proposal, but indicated that it remained interested in participating in a non-change of control transaction with the Company. O’Reilly’s offer was to acquire the Company as a whole at an offer price of $10.50 for each outstanding share of the Company’s common stock consisting of shares of O’Reilly’s common stock (based on the closing price of O’Reilly’s common stock on March 7, 2008) with a “collar” adjustment mechanism to preserve $10.50 of value should O’Reilly’s stock price increase or decrease by not more than 5%. O’Reilly’s offer was not subject to a financing condition, but was subject to limited confirmatory due diligence. Company X’s offer was to acquire the Company at an offer price in cash that was less than the price then offered by O’Reilly (assuming that O’Reilly’s stock price was within the “collar”). Company X’s offer was not subject to a financing condition and it was not subject to any further due diligence.

A telephonic meeting of the Company Board was held on March 11, 2008, at which representatives of the Company’s management, Gibson Dunn, and JPMorgan participated. At this meeting, representatives of JPMorgan reviewed with the Company Board the three proposals. The Company Board then discussed the likelihood of obtaining an increase in the prices offered by the two strategic parties. The Company Board further discussed the risks presented by O’Reilly’s all stock offer, including the “collar” adjustment mechanism and the need to perform a due diligence review of O’Reilly’s business. The Company Board also discussed timing and potential risks presented by Company X’s offer with respect to certainty of consummating an acquisition transaction. Representatives of Gibson Dunn then discussed the proposed material changes suggested by O’Reilly and Company X to the draft merger agreement that had previously been provided to potential acquirers. After full discussion, the Company Board instructed the Company’s management, Gibson Dunn, and JPMorgan to continue negotiations with both O’Reilly and Company X.

From March 12, 2008 through March 15, 2008, representatives from JPMorgan and CSK met by telephone with representatives of O’Reilly and Lehman Brothers to discuss O’Reilly’s proposed offer price, the status of O’Reilly’s due diligence review of the Company, and the operation of O’Reilly’s proposed “collar” mechanism. On March 14, 2008, the Company’s counsel provided O’Reilly with comments on its markup of the draft merger agreement. Subsequent to O’Reilly’s submission of updated terms, CSK asked for “best and final” proposals by noon EST on March 15, 2008.

During this time, representatives from Gibson Dunn and JPMorgan also met by telephone with representatives of Company X and its advisors to discuss Company X’s offer price and potential risks presented by Company X’s offer with respect to certainty of consummating an acquisition transaction and possible means of mitigating such risks.

On March 15, 2008, O’Reilly submitted a revised offer letter to JPMorgan, increasing its offer price to $11.50 for each outstanding share of the Company’s common stock, consisting of $1.00 in cash and $10.50 in shares of O’Reilly’s common stock (based on the closing price of O’Reilly’s common stock on March 14, 2008) with a “collar” adjustment mechanism to preserve $10.50 of value of O’Reilly common stock should O’Reilly’s stock price increase or decrease by not more than 10%. O’Reilly further indicated that it would be able to complete its due diligence review of the Company in three to five days, and that it believed that the Company would be able to undertake and complete a due diligence review of O’Reilly during that period. In addition, O’Reilly indicated that it would require the Company to enter into a one-week exclusivity agreement with O’Reilly in order to proceed.

On March 15, 2008 and March 16, 2008, representatives of the Company, JPMorgan, and Gibson Dunn met by telephone with representatives of O’Reilly, Lehman Brothers, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to O’Reilly, to discuss O’Reilly’s revised offer. During these calls, it was agreed that the “collar” adjustment mechanism would be set such that $10.50 of value in shares of O’Reilly common stock would be preserved should O’Reilly’s stock price increase by not more than 5% or decrease by not more than 12.5%. In addition, the Company agreed to negotiate exclusively with O’Reilly through March 23, 2008.

A telephonic meeting of the Company Board was held on March 15, 2008, at which representatives of the Company’s management, Gibson Dunn, and JPMorgan participated. At this meeting, JPMorgan reviewed with the Company Board the revised offer from O’Reilly. At this meeting, the Company Board also approved the engagement of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) for the purpose of rendering an opinion to the Company Board with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in a sale of the Company.

From March 17, 2008 through March 23, 2008, representatives of the Company, JPMorgan, and Gibson Dunn met by telephone with representatives of O’Reilly, Lehman Brothers, and Skadden to participate in due diligence review meetings with respect to O’Reilly, including attending presentations by members of O’Reilly’s senior management, including Messrs. Henslee and Wise. In addition, during this time, representatives of Gibson Dunn met by telephone with representatives of Skadden to review and negotiate the proposed merger agreement, including, among other things, the structure of the transaction and the proposed exchange offer (the “Offer”), the terms and conditions of the proposed Offer, the circumstances for extending the proposed Offer, the Company’s representations, warranties, and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the proposed merger agreement, the ability of the Company to receive, but not to solicit, alternative proposals for the acquisition of the Company, and the termination rights of O’Reilly and the Company, including the amount and under what circumstances the Company would pay a termination fee to O’Reilly.

On March 23, 2008, the Company’s exclusivity period in favor of O’Reilly expired without O’Reilly having completed its due diligence review of the Company or O’Reilly and the Company having reached substantive agreement on the terms and conditions of the proposed merger agreement. On March 24, 2008, O’Reilly requested that the Company grant O’Reilly a continuation of the exclusivity period, which request the Company rejected.

On March 24, 2008, the Company instructed JPMorgan to renew discussions with Company X, while at the same time the Company continued to negotiate with, and respond to due diligence requests made by, O’Reilly.

On March 27, 2008 and March 28, 2008, representatives of the Company, JPMorgan, and Gibson Dunn met in person in Dallas, Texas with representatives of Company X and its financial and legal advisors to further discuss Company X’s offer. During these meetings, the parties discussed the potential risks presented by Company X’s offer with respect to certainty of consummating an acquisition transaction and proposals and risk sharing mechanisms with respect to better ensure certainty of consummation. The parties also discussed Company X’s offer price. During these meetings, Company X increased its proposed offer price from the price offered on March 10, 2008 to a price that was equivalent to the final price offered by O’Reilly; however, such price would have been subject to reduction to a price that was less than the final price offered by O’Reilly (assuming that O’Reilly’s stock price was within the “collar”), upon the failure of certain conditions. Although substantial progress was made during the course of the meetings with Company X, the Company and

Company X were unable to reach substantive agreement on acceptable terms and conditions for a transaction between the Company and Company X.

On March 29, 2008, O’Reilly, through Lehman Brothers, submitted a revised offer to JPMorgan, increasing its offer price to $11.75 for each share of the Company’s common stock, consisting of $1.00 in cash and $10.75 in shares of O’Reilly’s common stock (based on the closing price of O’Reilly’s common stock on March 28, 2008) with a “collar” adjustment mechanism to preserve $10.75 of value of O’Reilly common stock should O’Reilly’s stock price increase by not more than 5% or decrease by not more than 12.5%. Between March 17, 2008 and March 31, 2008, the Company and O’Reilly each completed due diligence on one another.

On March 31, 2008 continuing through the morning hours of April 1, 2008, representatives of the Company, JPMorgan, and Gibson Dunn met in person in Dallas, Texas with representatives of O’Reilly, Lehman Brothers, and Skadden to continue negotiating the terms of the proposed merger agreement, including, among other things, modifications to provisions relating to the conditions to the consummation of the Offer, the definition of “material adverse effect” and its impact on the rights of the parties in the proposed merger agreement, and the termination rights of O’Reilly and the Company, including the amount and under what circumstances the Company would pay a termination fee to O’Reilly.

On March 31, 2008, the Company Board met twice with representatives of the Company’s management and legal and financial advisors to review the proposed transaction with O’Reilly. During the first of these meetings, representatives of Gibson Dunn provided the Company Board with advice on its fiduciary duties in considering the transaction, reviewed in detail the proposed terms of the merger agreement and the transaction, and provided an update on changes made to the merger agreement during the course of the negotiations with O’Reilly. Drafts of the proposed merger agreement in nearly final form, together with summaries of the principal terms of the proposed merger agreement, which had been distributed to each director prior to the meeting, were also reviewed.

At approximately 10:30 p.m. CDT on March 31, 2008, O’Reilly increased its offer price to $12.00 for each outstanding share of the Company’s common stock, consisting of $1.00 in cash and $11.00 in shares of O’Reilly’s common stock (based on the closing price of O’Reilly’s common stock on March 31, 2008) with a “collar” adjustment mechanism to preserve $11.00 of value of O’Reilly common stock should O’Reilly’s stock price increase by not more than 5% nor decrease by not more than 10%. At approximately the same time on March 31, 2008, the final provisions of the Merger Agreement were agreed to, pending final approval of the Company Board.

At 11:00 p.m. CDT on March 31, 2008, the Company Board reconvened and representatives of Gibson Dunn delivered an updated summary of the final proposed Merger Agreement and representatives of JPMorgan delivered an analysis of the proposed transaction, including how the “collar” adjustment mechanism operated. In addition, Houlihan Lokey rendered an oral opinion to the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 31, 2008) to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received by the holders of Shares (other than O’Reilly, the Purchaser, and their respective affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

After full discussion, the Company Board unanimously (1) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; (3) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and the recommendation by the Company Board that the stockholders adopt the Merger Agreement; (4) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement, and the other transactions contemplated by the Merger Agreement; and (5) as permitted by the Rights Agreement, adopted a resolution exempting the Offer from triggering the Rights Agreement.

Immediately following the first meeting of the Company Board on March 31, 2008, the Compensation Committee of the Company Board (the “Compensation Committee”) met telephonically and unanimously determined that the existing employment, change-in-control, option, severance, and other compensation arrangements with officers, employees, and directors of the Company, and the amendments thereto as presented to the Compensation Committee and those previously approved by the Compensation Committee, constitute employment compensation, severance, or other employee benefit arrangements within the meaning, and for the purpose, of Rule 14d-10(d) promulgated pursuant to the Exchange Act.

During the morning of April 1, 2008 and prior to the opening of trading on the New York Stock Exchange, the Company and O’Reilly executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Offer and the Merger

In evaluating the Offer, the Merger, and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel, and financial advisors. In reaching its decision that the Offer and the Merger are advisable and fair to, and in the best interest of, the Company’s stockholders, and in reaching its recommendation that stockholders tender their Shares in the Offer, and, if applicable, vote in favor of the Merger, the Company Board considered a number of factors, including the following material factors, which the Company Board viewed as supporting its recommendation:

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Strategic Alternatives to Sale Transaction. Throughout the process that the Company Board conducted to evaluate strategic alternatives available to the Company, the Company Board considered possible alternatives to the proposed transaction with O’Reilly, including continuing to execute on its strategic plan as an independent company, selling assets of the Company, and refinancing the Company’s existing indebtedness through various capital raising and investment transactions. The Company Board also considered the strategic fit and the revenue base and financial resources of O’Reilly, which it believed to be a significant benefit that could not be obtained by remaining an independent company. The Company Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities, and strategic objectives of each of the Company and O’Reilly, including the potential risks involved in achieving those prospects and objectives) that (1) the financial prospects of the Company and O’Reilly on a combined basis were more favorable than the financial prospects of the Company on a stand-alone basis, (2) a combined company should be able to compete very successfully, leading to higher equity value, and (3) on a risk-adjusted basis, the Offer Price is greater than the long-term value inherent in the Company as a stand-alone entity.

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Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Company Board considered that it, with the assistance of JPMorgan, had discussions with numerous third parties in connection with the Company Board’s strategic review process, and determined that O’Reilly’s offer was the most attractive offer for the Company’s stockholders resulting from that process.

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Prospects of the Combined Entity. The Company Board considered that the combined company would be a stronger and more financially flexible company than the Company as a stand-alone entity. The combined company would be well positioned to be a nation-wide leader in the automotive aftermarket industry. The Company Board also considered that the Offer presents an opportunity for the Company’s stockholders to receive common stock in a healthier, more competitive, and more financially stable company, to have greater liquidity for their shares, to benefit from any synergies experienced by O’Reilly in the acquisition and integration of the Company, and to participate in any future growth of O’Reilly and the Company on a combined basis.

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Premium to Market Price. The Company Board considered the current and historical market prices of the Shares and the premium implied by the Offer Price based on market prices of the Shares and O’Reilly common stock as of recent and historical dates.

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Opinion of Houlihan Lokey. The Company Board considered the oral opinion of Houlihan Lokey (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 31, 2008) with respect to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received in the Offer and the Merger, taken together, by the holders of Shares (other than O’Reilly, the Purchaser, and their respective affiliates).

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Timing and Certainty of Completion. The Company Board considered the anticipated timing and certainty of consummation of the Offer, including the low risk of regulatory review of the transaction by relevant governmental authorities, and the structure of the transaction as an exchange offer for all Shares, which transaction structure may enable the Company’s stockholders to receive the Offer Price and obtain the benefits of the transaction more quickly than might be the case in other transaction structures.

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Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, makes a bona fide competing acquisition proposal.

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Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the Company’s ability, following receipt of certain competing acquisition proposals after the date of the Merger Agreement that are more favorable from a financial point of view to the Company’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including that the Company Board determine in good faith (after consulting with the Company’s outside legal counsel) that the failure to do so would be inconsistent with the Company Board’s exercise of its fiduciary duties and that the Company pay O’Reilly a termination fee of $22 million.

In addition to those set forth above, the Company Board considered a number of additional factors, including the following potentially negative factors.

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No Stockholder Participation in Future Earnings or Growth of the Company as an independent company. The Company Board considered that tendering Shares in the Offer and consummating the Merger would preclude the Company’s stockholders from having an opportunity to participate in the Company’s future earnings growth and future profits as an independent company, but that the Company’s stockholders will nevertheless have the right to continue to share indirectly in the future growth and performance of the Company’s business after the consummation of the Offer and the Merger as a part of O’Reilly.

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Risks Associated with Being an O’Reilly Shareholder. The Company Board considered that because the majority of the consideration to be paid by O’Reilly in the Offer and the Merger is O’Reilly common stock, the Company’s stockholders will be subject to the risks associated with being an O’Reilly shareholder, as detailed in the Prospectus under the caption “Risk Factors.”

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Discouraging Other Prospective Buyers. The Company Board considered that entering into a definitive agreement with O’Reilly, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with the Company.

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Transaction Costs. The Company Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company’s business, including the risk that the operations of the Company would be disrupted by employee concerns or departures following announcement of the Offer and the Merger.

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Interim Restrictions on Business. The Company Board considered that pursuant to the Merger Agreement, the Company is required to obtain O’Reilly’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger.

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Effect of Failure to Complete Transactions. The Company Board considered the adverse effect on the Company’s business and ability to attract and retain key management personnel if the Offer and the Merger were not consummated.

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Interests of Management. The Company Board considered the fact that some of the Company’s executives, including the Chief Executive Offer, who is a member of the Company Board, may have an interest in the Offer and the Merger that are different from, or in addition to, those of the Company’s stockholders, as a result of agreements referred to in Item 3 of this Statement.

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O’Reilly’s Termination Right if a Majority of Shares are not Tendered. The Company Board considered O’Reilly’s right to terminate the Offer and the Merger Agreement in the event that the Minimum Condition is not met and the Offer is not consummated within 180 days after the date of the Merger Agreement.

The Company Board concluded, however, that many of these risks could be managed or mitigated by the Company or were unlikely to have a material effect on the Offer, the Merger, or the combined company, and that, overall, the risks, uncertainties, restrictions, and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Company Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

The foregoing discussion of factors considered by the Company Board is not meant to be exhaustive but includes the material factors considered by the Company Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares, and approve the Merger Agreement and the Merger.

Intent to Tender

After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all such Shares that each person owns of record or beneficially, other than such Shares, if any, that any such persons may have a right to receive under a grant of restricted stock or restricted stock units or an unexercised right to purchase Shares by exercising stock options. See Item 3 for a discussion of the treatment of outstanding restricted stock, restricted stock units, or stock options after consummation of the Merger.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

On March 31, 2008, Houlihan Lokey rendered an oral opinion to the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated March 31, 2008), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price to be received in the Offer and the Merger, taken together, by the holders of Shares (other than O’Reilly, the Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was directed to the Company Board and only addressed the fairness from a financial point of view of the Offer Price to be received in the Offer and the Merger, taken together, by the holders of Shares (other than O’Reilly, the Purchaser and their respective affiliates) and does not address any other aspect or implication of the Offer or the Merger. The full text of Houlihan Lokey’s written opinion is included as Annex A to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Houlihan Lokey’s opinion is not intended to be, and does not constitute, advice or a recommendation to the Company Board or any Company stockholder as to whether to exchange Shares in the Offer or how to act or vote with respect to the Merger or related matters.

In preparing its opinion to the Company Board, Houlihan Lokey evaluated the Offer Price from a financial point of view by utilizing a variety of analytical methodologies customarily used in connection with transactions similar to the Offer and the Merger. The following is a brief summary of the types of material analytical methodologies reviewed by Houlihan Lokey with the Company Board in connection with Houlihan Lokey’s opinion rendered on March 31, 2008. They included:

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A selected companies methodology in which trading multiples, based on closing stock prices as of March 31, 2008 and publicly available financial data, of five selected publicly traded automotive parts companies (including O’Reilly) were reviewed and selected multiples of latest 12 months and next fiscal year earnings before interest, taxes, depreciation, and amortization, referred to as EBITDA, derived from the selected companies were applied to corresponding financial data of the Company based on estimates provided by the Company’s management. Houlihan Lokey also compared trading multiples of the selected companies, other than O’Reilly, to corresponding multiples implied for O’Reilly;

•

A selected transactions methodology in which implied transaction multiples, based on publicly available information relating to the purchase prices paid, in 11 selected publicly announced transactions in the automotive parts industry were reviewed and selected multiples of latest 12 months EBITDA derived from the selected transactions were applied to corresponding financial data of the Company based on estimates provided by the Company’s management; and

•

A discounted cash flow methodology in which the estimated value of the Company’s future unlevered, after-tax cash flows was discounted to present value as of March 31, 2008. The future unlevered cash flows were calculated based on the future cash flows to be generated by the Company in fiscal years ending February 1, 2009, January 31, 2010 and January 30, 2011, as forecasted by the Company’s management. The discounted cash flow methodology also included terminal values derived by applying EBITDA terminal multiples to the Company’s projected EBITDA for the fiscal year ending January 30, 2011 as estimated by the Company’s management.

The summary above is not a complete description of the analytical methodologies used by Houlihan Lokey in connection with its opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion taking into account all analytical methodologies used and factors considered by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analytical methodology or factor. Accordingly, Houlihan Lokey believes that the analytical methodologies it used for purposes of its opinion must be considered as a whole and that selecting certain or portions of such methodologies, without considering all such methodologies, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The order in which the types of methodologies are summarized above does not represent the relative importance or weight given to those methodologies by Houlihan Lokey.

Houlihan Lokey’s opinion was provided to the Company Board in connection with its consideration of the proposed Offer and Merger and was only one of many factors considered by the Company Board in evaluating the Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Company Board or the Company’s management with respect to the Offer and the Merger or the Offer Price. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Company and O’Reilly, and the decision to enter into the Offer and the Merger was solely that of the Company Board.

The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Houlihan Lokey

The Company engaged Houlihan Lokey to provide an opinion to the Company Board regarding the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together, by the holders of Shares (other than O’Reilly, the Purchaser, and their respective affiliates). Pursuant to the engagement letter between the Company and Houlihan Lokey, the Company has paid Houlihan Lokey a fee of $500,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Offer or the Merger. The Company also has agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, O’Reilly, or any other party that may be involved in the Offer or the Merger, and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger. Houlihan Lokey and its affiliates may provide investment banking, financial advisory and other financial services to the Company, O’Reilly, other participants in the Offer or the Merger, and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Certain of Houlihan Lokey’s affiliates engaged in the lending business are participants in the term loan facility of CSK Auto, which facility is expected to be repaid in connection with the Offer and the Merger and for which such affiliates of Houlihan Lokey have received and will receive compensation.

JPMorgan

The Company engaged JPMorgan to act as its financial advisor in connection with the Company’s analysis and consideration of its strategic alternatives. Pursuant to an engagement letter dated January 12, 2008, the Company agreed to pay JPMorgan 0.90% of the consideration for the Merger, less any amount, up to $500,000, paid to another financial advisor in connection with the delivery of an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Company’s stockholders. For purposes of such engagement letter, “Consideration” means the total amount of cash and the fair market value of O’Reilly common stock payable to the Company and its stockholders in connection with the Merger, including amounts payable in respect of convertible securities, options, or similar rights, whether or not vested, plus the principal amount of all indebtedness for borrowed money of the Company. The Company has also agreed to reimburse JPMorgan’s expenses and indemnify JPMorgan against certain liabilities arising out of the engagement.

JPMorgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. In the ordinary course of its trading, brokerage, asset management, and financing activities, JPMorgan and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the account of customers, in debt or equity securities or senior loans of the Company. Certain of JPMorgan’s affiliates engaged in the commercial lending business are significant lenders to the Company under certain of the Company’s credit facilities and act as administrative agent under the Company’s term loan credit facility.

Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as noted in the following sentence, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any executive officer, director, or affiliate of the Company. On March 31, 2008, pursuant to the terms of Mr. Mondry’s employment agreement, the Compensation Committee of the Company Board approved an award to Mr. Mondry of 89,899 shares of restricted stock, which number of shares was calculated as having a value equal to 130% of Mr. Mondry’s base salary as determined based on the closing price of the Shares on April 30, 2008 ($11.93 per Share).

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Rights Agreement

In connection with the execution of the Merger Agreement, the Company Board resolved, and the Company has taken all action necessary, to (i) render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (ii) cause the rights under the Rights Agreement to expire immediately prior to the effective time of the Merger.

Delaware General Corporation Law.

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Short-Form Merger

Under Section 253 of the DGCL, if O’Reilly acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, O’Reilly will be able to effect the Merger after the completion of the Offer without a vote by the Company’s stockholders. Under the terms of the Merger Agreement and subject to the conditions contained therein, O’Reilly has the option, exercisable after its purchase of Shares pursuant to the Offer, to purchase from the Company such number of Shares that, when added to the number of Shares owned by O’Reilly, will constitute one Share more than 90% of the outstanding Shares on a fully diluted basis, as described in the Prospectus. If O’Reilly does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. If a vote by the Company’s stockholders is required, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that more than 50% of the fully diluted Shares (together with the Shares that are directly or indirectly held by O’Reilly), as described in the Prospectus, be tendered in the Offer. In addition, O’Reilly and the Purchaser will cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Condition is satisfied and the Offer is consummated, the Shares owned by O’Reilly and the Purchaser would represent more than 50% of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If the Merger is consummated, holders of Shares at the effective time of the Merger may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration. Holders of Shares should be aware that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

With respect to the Merger, if no vote of the Company’s stockholders is required because O’Reilly effects the Merger pursuant to Section 253 of the DGCL, then appraisal rights will be available in connection with such Merger. If, however, a vote by the Company’s stockholders is required under the DGCL to effect the Merger, then appraisal rights will be available unless (i) the $1.00 cash component of the Offer Price has been reduced to $0.00, which the Company does not currently anticipate will happen, and (ii) at the record date fixed to determine the Company stockholders entitled to vote, the Company’s common stock and O’Reilly’s common stock is listed on the New York Stock Exchange (the “NYSE”), another national securities exchange, or the Nasdaq National Market, or are held of record by more than 2,000 holders. As of the date of this Statement, the Shares are listed for trading on the NYSE and the shares of common stock of O’Reilly are listed for trading on the Nasdaq Global Select Market.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law

Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL on March 31, 2008, as described in Item 4 of this Statement above. Therefore, the restrictions of Section 203 of the DGCL will not apply to the Merger or the transactions contemplated by the Merger Agreement.

Antitrust Laws.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by O’Reilly pursuant to the Offer is subject to such requirements. Accordingly, O’Reilly filed a Notification and Report Form with respect to the Offer on April 7, 2008 and the Company filed a Notification and Report Form with respect to the Offer on April 8, 2008. On April 17, 2008, the FTC granted early termination of the waiting period under the HSR Act with respect to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as O’Reilly’s acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws; however, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Preliminary Prospectus of O’Reilly Automotive, Inc. (incorporated by reference to the prospectus included in the Registration Statement on Form S-4 filed by O’Reilly with the SEC on June 11, 2008).

(a)(2)	Form of Letter of Transmittal of O’Reilly (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by O’Reilly with the SEC on June 11, 2008).

(a)(3)	Letter to the Stockholders of the Company, dated June 11, 2008.

(a)(4)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to this Schedule 14D-9).

(a)(5)	Joint Press Release of the Company and O’Reilly, dated April 1, 2008 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on April 1, 2008).

(a)(6)	Agreement and Plan of Merger among the Company, O’Reilly, and the Purchaser, dated as of
April 1, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on
Form 8-K filed by the Company with the SEC on April 7, 2008).

(e)(1)	Amended and Restated 1996 Associate Stock Option Plan, dated as of June 5, 1998 (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1, filed by the Company with the SEC on November 13, 1998).

(e)(2)	First Amendment to the Restated 1996 Associate Stock Option Plan (incorporated by reference to Exhibit 10.04.1 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(3)	Form of Nonqualified Stock Option Contract previously used in connection with the Restated
1996 Associate Stock Option Plan (incorporated by reference to Exhibit 10.05 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(4)	Amended and Restated 1996 Executive Stock Option Plan, dated as of June 8, 1999 (incorporated by reference to Appendix B of the Company’s definitive Proxy Statement, filed by the Company with the SEC on May 11, 1999).

(e)(5)	First Amendment to the Amended and Restated 1996 Executive Stock Option Plan (incorporated by reference to Exhibit 10.07.1 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(6)	Form of Nonqualified Stock Option Contract previously used in connection with the Amended and Restated 1996 Executive Stock Option Plan (incorporated by reference to Exhibit 10.08 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(7)	1999 Employee Stock Option Plan (incorporated by reference to Appendix C of the Company’s definitive Proxy Statement, filed by the Company with the SEC on May 11, 1999).

(e)(8)	First Amendment to the 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.09.1 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(9)	Form of Nonqualified Stock Option Contract previously used in connection with the 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.10 of the Company’s
Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

Exhibit No.	Description
(e)(10)	Amended and Restated 2004 Stock and Incentive Plan, dated as of November 8, 2007, (incorporated by reference to Appendix A of the Company’s amended definitive Proxy Statement, filed by the Company with the SEC on November 1, 2007).

(e)(11)	First Amendment to the Amended and Restated 2004 Stock and Incentive Plan (incorporated by reference to Exhibit 10.11.1 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(12)	Form of Nonqualified Stock Option Contract (Employee Form) to be used in connection with the Amended and Restated 2004 Stock and Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on October 20, 2004).

(e)(13)	Form of Nonqualified Stock Option Contract (Director Form) to be used in connection with the Amended and Restated 2004 Stock and Incentive Plan (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on October 20, 2004).

(e)(14)	Form of Restricted Stock Agreement to be used in connection with the Amended and Restated 2004 Stock and Incentive Plan (incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on October 20, 2004).

(e)(15)	Employment Agreement, dated as of June 8, 2007, by and between CSK Auto, Inc. and Lawrence N. Mondry, including the Form of Nonqualified Stock Option Contract between the Company and Lawrence N. Mondry, regarding the October 20, 2007 grant of Option Shares, and the Form of Restricted Stock Unit Agreement between the Company and Lawrence N. Mondry regarding the June 13, 2007 Inducement Award (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on June 13, 2007).

(e)(16)	First Amendment to the June 8, 2007 Employment Agreement between CSK Auto, Inc. and Lawrence N. Mondry (incorporated by reference to Exhibit 10.38.1 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(17)	Form of Restricted Stock Agreement between the Company and Lawrence N. Mondry, dated April 30, 2008.

(e)(18)	2008 Cash in Lieu Bonus Plan (incorporated by reference to Exhibit 10.42 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(19)	2008 Executive Incentive Plan (incorporated by reference to Exhibit 10.48 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(20)	Form of Amended and Restated Severance and Retention Agreement between CSK Auto, Inc. and each of its then executive officers (other than Lawrence N. Mondry) (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(21)	Side Letter between CSK Auto Inc., CSK Auto Corporation, and Michael Bryk, dated March 31, 2008 (incorporated by reference to Exhibit 10.43 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(22)	Side Letter between CSK Auto Inc., CSK Auto Corporation, and James Constantine, dated
March 31, 2008 (incorporated by reference to Exhibit 10.44 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

(e)(23)	Side Letter between CSK Auto Inc., CSK Auto Corporation, and Randi Morrison, dated March 31, 2008 (incorporated by reference to Exhibit 10.45 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

Exhibit No.	Description
(e)(24)	Side Letter between CSK Auto Inc., CSK Auto Corporation, and Brian Woods, dated March 31, 2008 (incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 18, 2008).

Annex A	Opinion, dated March 31, 2008, of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

Annex B	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2008

CSK AUTO CORPORATION

By:	/s/ Randi Val Morrison
Name: Title:	Randi Val Morrison Senior Vice President, General Counsel and Secretary

Annex A

[LETTERHEAD OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.]

March 31, 2008

Board of Directors

CSK Auto Corporation

645 E. Missouri Avenue, Suite 400

Phoenix, Arizona 85012-1373

Dear Members of the Board of Directors:

We understand that O’Reilly Automotive, Inc. (“O’Reilly”), OC Acquisition Company, an indirect wholly-owned subsidiary of O’Reilly (“Sub”), and CSK Auto Corporation (“CSK”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (a) Sub will commence an offer to exchange all outstanding shares of the common stock, par value $0.01 per share, of CSK (“CSK Common Stock” and, such exchange offer, the “Offer”) for (i) that fraction of a share (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of O’Reilly (“O’Reilly Common Stock”) equal to the quotient of $11.00 divided by the average of the closing prices per share of O’Reilly Common Stock for the five-trading day period ending on the second trading day prior to the consummation of the Offer (such average closing price, the “O’Reilly Trading Price” and, such fraction of a share issuable pursuant to the Exchange Ratio, the “Stock Consideration”) and (ii) $1.00 per share in cash (such cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”), subject to a maximum downward adjustment in respect of the Cash Consideration of $1.00 as set forth in the Agreement, and (b) subsequent to consummation of the Offer, Sub will be merged with and into CSK (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of CSK Common Stock not previously exchanged in the Offer will be converted into the right to receive the Consideration. The Agreement also provides that, if the O’Reilly Trading Price is less than $25.67, then each outstanding share of CSK Common Stock will receive 0.4285 of a share of O’Reilly Common Stock in the Transaction and, if the O’Reilly Trading Price is greater than $29.95, then each outstanding share of CSK Common Stock will receive 0.3673 of a share of O’Reilly Common Stock in the Transaction.

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received in the Transaction by the holders of CSK Common Stock (other than O’Reilly, Sub and their respective affiliates) is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft dated March 31, 2008 of the Agreement;

2.	reviewed certain publicly available business and financial information relating to CSK and O’Reilly that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of O’Reilly;

Board of Directors

CSK Auto Corporation

March 31, 2008

3.	reviewed certain information relating to the current and future operations, financial condition and prospects of CSK made available to us by CSK, including financial projections prepared by the management of CSK relating to CSK;

4.	held discussions with certain members of the managements of CSK and O’Reilly and certain of their representatives and advisers regarding the respective businesses, operations, financial condition and prospects of CSK and O’Reilly, the Transaction and related matters, including discussions with the management of CSK as to CSK’s ability to operate as a going concern in light of, among other things, CSK’s obligations under its outstanding debt arrangements;

5.	compared the financial and operating performance of CSK and O’Reilly with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for CSK Common Stock and O’Reilly Common Stock, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	reviewed a certificate addressed to us from senior management of CSK which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to us by or on behalf of CSK and the absence of changes thereto; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, the management of CSK has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of CSK, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to publicly available research analyst estimates for O’Reilly referred to above, we have reviewed and discussed such estimates with the management of O’Reilly and have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of O’Reilly, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of CSK or O’Reilly since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We also have relied upon and assumed, without independent verification, that the audited financial statements of CSK for its fiscal year ended February 3, 2008 will not vary materially from the draft financial statements reviewed by us.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are

Board of Directors

CSK Auto Corporation

March 31, 2008

referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of CSK or O’Reilly, or otherwise have an adverse effect on CSK or O’Reilly or any expected benefits of the Transaction. We further have relied upon and assumed, without independent verification, that the Offer, the Merger and the subsequent merger, if any, of CSK with a limited liability company subsidiary of O’Reilly will constitute an integrated transaction that will qualify as a “reorganization” under the provisions of Section 368(a) of the U.S. Internal Revenue Code, as amended. In addition, we have relied upon and assumed, without independent verification, that the terms of the final form of the Agreement will not differ in any material respect from those reflected in the draft of the Agreement identified in item 1 above or otherwise described to us by representatives of CSK.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of CSK, O’Reilly or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity. With respect to CSK’s internal control over financial reporting and other accounting practices and the pending settlement of certain outstanding litigation pertaining to CSK’s historical accounting practices, at your direction and without independent verification, we have relied upon the assessments of the management of CSK and have assumed that such accounting practices and settlement will not, nor will there be any subsequent developments relating thereto that will, individually or in the aggregate, impact our analyses in any material respect or this Opinion. With respect to ongoing governmental investigations pertaining to CSK’s historical accounting practices, with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such investigations or the outcome thereof. With your consent, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which CSK or O’Reilly is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which CSK or O’Reilly is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of CSK, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to what the value of O’Reilly Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which O’Reilly Common Stock or CSK Common Stock may be purchased or sold at any time. We have assumed that O’Reilly Common Stock to be issued in the Transaction to the stockholders of CSK will be listed on the NASDAQ Global Select Market. The financial markets in general are subject to volatility, and this Opinion does not purport to address potential developments in the financial markets or in the markets for the securities of O’Reilly or CSK.

Board of Directors

CSK Auto Corporation

March 31, 2008

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors, any security holder or any other person as to whether to exchange shares of CSK Common Stock in the Offer or how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, CSK, O’Reilly, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. Houlihan Lokey and its affiliates may provide investment banking, financial advisory and other financial services to CSK, O’Reilly, other participants in the Transaction and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Certain of our affiliates engaged in the lending business are participants in the term loan facility of CSK Auto, Inc., a subsidiary of CSK, which facility is expected to be repaid in connection with the Transaction and for which such affiliates of Houlihan Lokey have received and will receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. CSK also has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address: (i) the underlying business decision of CSK, O’Reilly, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of CSK or O’Reilly, or to any other party, except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for CSK, O’Reilly or any other party or the effect of any other transaction in which CSK, O’Reilly or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of CSK’s or any other party’s security holders vis-à-vis any other class or group of CSK’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not CSK, O’Reilly, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of CSK, O’Reilly or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we

Board of Directors

CSK Auto Corporation

March 31, 2008

have relied, with your consent, on the assessment by CSK and O’Reilly and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to CSK, O’Reilly and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of CSK Common Stock (other than O’Reilly, Sub and their respective affiliates) is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex B

CSK AUTO CORPORATION

645 East Missouri Avenue, Suite 400

Phoenix, Arizona 85012

(602) 265-9200

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to stockholders of CSK Auto Corporation, a Delaware corporation (the “Company”), on or about June 11, 2008, and relates to the exchange offer being made by OC Acquisition Company (the “Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of O’Reilly Automotive, Inc., a Missouri corporation (“O’Reilly”), for all of the issued and outstanding shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders, in each case, on June 11, 2008. Unless the context indicates otherwise, in this Information Statement we use the terms “us,” “we,” and “our” to refer to the Company.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by the Purchaser to a majority of seats on the Board of Directors of the Company (the “Board”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Voting proxies regarding shares of Common Stock are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On April 1, 2008, the Company, O’Reilly, and the Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which on June 11, 2008 the Purchaser commenced an exchange offer for each Share in exchange for a fraction of a share of O’Reilly common stock, par value $0.01 per share, plus $1.00 in cash (subject to adjustment under certain circumstances) (the “Offer”). The Purchaser’s exchange offer is subject to the terms and conditions set forth in O’Reilly’s preliminary prospectus, dated June 11, 2008 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by O’Reilly with the Securities and Exchange commission (“SEC”) on June 11, 2008 (the “Registration Statement”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer and withdrawal rights are currently scheduled to expire at midnight, New York City time, on July 10, 2008, unless the Purchaser extends the Offer in accordance with its terms. Copies of the Prospectus and the accompanying Letter of Transmittal have been mailed to our stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by O’Reilly and the Purchaser with the SEC on June 11, 2008. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of O’Reilly (the “Merger”).

The Merger Agreement requires us to cause O’Reilly’s designees (as defined below) to be elected or appointed to the Board under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning O’Reilly, the Purchaser, and the O’Reilly Designees has been furnished to us by O’Reilly, and we assume no responsibility for the accuracy of any such information.

THE O’REILLY DESIGNEES

Subject to the terms of the Merger Agreement, applicable law, and applicable rules of The New York Stock Exchange (“NYSE”), effective upon the date the Purchaser accepts for payment any shares of Common Stock in the Offer, O’Reilly will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to O’Reilly’s designation rights as described in this paragraph) multiplied by the percentage that the number of shares of Common Stock beneficially owned by O’Reilly or any other subsidiary or affiliate of O’Reilly (including Shares accepted for payment) bears to the total number of shares of Common Stock that are issued and outstanding. The Merger Agreement provides that we will use our commercially reasonable efforts to cause O’Reilly’s designees to be elected or appointed to the Board, and will use our commercially reasonable efforts to either increase the number of members of the Board or to obtain the resignations of such number of our incumbent directors as is necessary to enable O’Reilly’s designees to be elected or appointed to the Board as provided above. At such time, we will also, at O’Reilly’s request, cause individuals designated by O’Reilly to constitute the number of members, rounded up to the next whole number, on each committee of the Board (other than any committee, if any, established to take action with respect to the Merger Agreement and the transactions contemplated therein) and each board of directors (or similar body) of each of our subsidiaries (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by applicable law and NYSE rules. Notwithstanding the foregoing, the Merger Agreement provides that we will use our commercially reasonable efforts to ensure that at least two of the members of the Board as of April 1, 2008, each of whom shall be an “independent director” as defined under the rules of the NYSE, shall, at all times prior to the effective time of the Merger, remain directors of the Company (the “Independent Directors”). If there are fewer than two Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Director to fill such vacancy who shall be deemed to be an Independent Director for all purposes of the Merger Agreement.

Following the election or appointment of O’Reilly’s designees and until the effective time of the Merger, the approval of all of the Independent Directors (or if there shall be only one Independent Director, of such Independent Director) will be required to authorize any amendment or termination of the Merger Agreement by us, any extension of time for performance of any obligation or action thereunder by O’Reilly or the Purchaser or any waiver or exercise of any of our rights under the Merger Agreement.

O’Reilly has informed us that its designees (the “O’Reilly Designees”) will be selected by O’Reilly from among the individuals listed below. O’Reilly has advised us that none of the O’Reilly Designees to our Board has, during the past five years, (1) been convicted in a criminal proceeding, (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Each such person is a citizen of the United States, unless otherwise noted, and the business address of each person is 233 South Patterson, Springfield Missouri, 65802.

Name	Age	Office(s)	Present Principal Occupation or Employment History and Five-Year Employment History
Gregory L. Henslee	47	Chief Executive Officer and Co-President	O’Reilly team member for 23 years. Mr. Henslee’s O’Reilly career started as a parts specialist, and during his first five years he served in several positions in retail store operations, including district manager. From there he advanced to Computer Operations Manager, and over the past ten years, he has served as Director of Computer Operations/Loss Prevention, Vice President of Store Operations and as Senior Vice President. He has been President of Merchandise, Distribution, Information Systems and Loss Prevention since 1999, and in his current positions of Chief Executive Officer and Co-President since 2005.

Ted F. Wise	57	Chief Operating Officer and Co-President	O’Reilly team member for 37 years. Mr. Wise’s primary areas of responsibility are Sales, Operations and Real Estate. He began his O’Reilly career in sales in 1970, was promoted to store manager in 1973 and became our first district manager in 1977. He continued his progression with O’Reilly as Operations Manager, Vice President, Senior Vice President of Operations and Sales, and Executive Vice President. He has been President of Sales, Operations and Real Estate since 1999, and in his current positions of Chief Operating Officer and Co-President since 2005.

Thomas G. McFall	38	Executive Vice President of Finance and Chief Financial Officer	O’Reilly team member since 2006. Mr. McFall’s primary areas of responsibility are Finance and Accounting. Prior to joining O’Reilly, Mr. McFall held the position of Chief Financial Officer – Midwest Operation for CSK Auto Corporation (“CSK Auto”), following CSK Auto’s acquisition of Murray’s Discount Auto Stores (“Murray’s”). Mr. McFall served Murray’s for eight years as Controller, Vice President of Finance, and Chief Financial Officer, with direct responsibility for finance and accounting, distribution and logistics operations. Prior to joining Murray’s, Mr. McFall was an Audit Manager with Ernst & Young, LLP in Detroit, Michigan.

Name	Age	Office(s)	Present Principal Occupation or Employment History and Five-Year Employment History
Jeff M. Shaw	46	Senior Vice President of Sales and Operations	O’Reilly team member for 18 years. Mr. Shaw’s primary areas of responsibility are managing Store Sales and Operations. His O’Reilly career started as a parts specialist, and has progressed through the roles of store manager, district manager, regional manager and Vice President of the Southern division. He advanced to Vice President of Sales and Operations in 2003 and to his current position as Senior Vice President of Sales and Operations in 2004.

Michael D. Swearengin	47	Senior Vice President of Merchandise	O’Reilly team member 14 years. Mr. Swearengin’s primary areas of responsibility are Merchandise, Purchasing and Advertising. His O’Reilly career started as a Product Manager, a position he held for four years. From there he advanced to Senior Product Manager, Director of Merchandise and Vice President of Merchandise with responsibility for product mix and replenishment. He has been in his current position as Senior Vice President since 2004.

Gregory D. Johnson	43	Senior Vice President of Distribution Operations	O’Reilly team member for 25 years. Mr. Johnson’s primary area of responsibility is Distribution. He began his O’Reilly career as a part-time stocker in the Nashville DC in 1982 and advanced with O’Reilly as Retail Systems Manager, WMS Systems Development Manager, Director of Distribution and Vice President of Distribution. He has been in his current position as Senior Vice President since September 2007.

David E. O’Reilly	58	Chairman of the Board	Chairman of the Board from February 2005 to current; Co-Chairman of the Board from August 1999 to February 2005; Chief Executive Officer from March 1993 to February 2005; President of O’Reilly from March 1993 to August 1999; Vice President of O’Reilly from 1975 to March 1993.

Jay D. Burchfield	62	Director	Chairman of the Board and Director of Trust Company of the Ozarks since April 1998; Director of Banyon Group, Inc since January 1998; Director of Quest Capital Alliance since January 2002; Director of The Beer Company since January 2003. Mr. Burchfield’s career has spanned more than 30 years in the banking and financial services industry.

Name	Age	Office(s)	Present Principal Occupation or Employment History and Five-Year Employment History
Paul R. Lederer	69	Director	Retired October 1998; Executive Vice President of Worldwide Aftermarket of Federal-Mogul Corporation February 1998 to October 1998; President and Chief Operating Officer of Fel-Pro from November 1994 to February 1998, when it was acquired by Federal-Mogul Corporation; presently a Director of the following companies: MAXIMUS, Dorman Products, UCI, Inc. and Proliance. Mr. Lederer had been a Director of O’Reilly from April 1993 to July 1997 and was appointed again as a Director in 2001.

Charles H. O’Reilly, Jr.	68	Director	Retired from active Company management, February 2002. Vice-Chairman of the Board since August 1999; Chairman of the Board from March 1993 to August 1999; President and Chief Executive Officer of O’Reilly from 1975 to March 1993.

John Murphy	57	Director	President and Chief Executive Officer of Accuride Corporation, 2007 to present. President and Chief Operating Officer of Accuride Corporation, 1998 to 2007. Executive Vice President, Administration/Chief Financial Officer/Corporate Secretary of North American Stainless, Inc. 1994 to 1997.

Ronald Rashkow	67	Director	Principal of RPMS, Inc., an investment banking services firm. Member of the advisory Board of Hilco Trading Co and Ygomi LLC. Founder of Handy Andy Home Improvement Centers and a founding principal of Chapman Partners, LLC. Founder and Chairman of WOOP-i LLC, an S.E.O. and internet marketing organization. General partner in several commercial shopping centers and retail properties.

Lawrence P. O’Reilly	61	Director	Retired from active Company management, February 2003; Vice- Chairman of the Board from February 2005 to current; Co-Chairman of the Board from August 1999 to February 2005; Chief Operating Officer from March 1993 to February 2003; President from March 1993 to August 1999; Vice President of O’Reilly from 1975 to March 1993. Chairman and Director of St. Johns Hospital Springfield since January 2000; Chairman of the Missouri Sports Hall of Fame since January 2003; and Trustee of the Lance Armstrong Endowment Board since December of 2005.

Name	Age	Office(s)	Present Principal Occupation or Employment History and Five-Year Employment History
Rosalie O’Reilly-Wooten	66	Director	Retired from active Company management, February 2002. Executive Vice President of O’Reilly from March 1993 to February 2002 where she managed Telecommunications, Risk Management and Human Resources. Currently serving on the Ozarks Greenways Board of Directors, CASA Advisory Board, Breast Cancer Foundation of the Ozarks Advisory Board, Missouri Council for the Arts Board and Drury University Board of Trustees.

Joe C. Greene	72	Director	Of Counsel to Husch and Eppenberger law firm, Director of Ozarks Coca-Cola Bottling Company, Director of Missouri Sports Hall of Fame, Director of Commerce Bank, N.A. Mr. Greene has engaged in the private practice of law for more than 45 years.

CERTAIN INFORMATION CONCERNING THE COMPANY

As of June 2, 2008, there were 44,036,813 shares of Common Stock outstanding. The Common Stock is the only class of our voting securities outstanding that is entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age, and position of each of our directors and executive officers as of June 2, 2008. Below the table appears a brief account of each director’s and executive officer’s business experience. Our executive officers also have the same titles at our subsidiary, CSK Auto, Inc.

Name	Age	Position
Lawrence N. Mondry	48	President and Chief Executive Officer, Director
Charles K. Marquis	65	Chairman of the Board
James G. Bazlen	58	Director
Morton Godlas	85	Director
Terilyn A. Henderson	51	Director
Charles J. Philippin	58	Director
William A. Shutzer	61	Director
James Constantine	55	Executive Vice President of Finance and Chief Financial Officer
Dale Ward	58	Executive Vice President — Operations
Brian K. Woods	38	Executive Vice President — Merchandising
Michael D. Bryk	53	Senior Vice President of Finance and Controller
Larry Buresh	64	Senior Vice President and Chief Information Officer
Larry Ellis	53	Senior Vice President — Logistics
Randi V. Morrison	43	Senior Vice President, General Counsel & Secretary
John Saar	57	Senior Vice President — Real Estate and Human Resources
Gregory Langdon	59	Senior Vice President — Store Operations

Lawrence N. Mondry became our President and Chief Executive Officer and a director in August 2007. Mr. Mondry has over 20 years experience in merchandising and executive management positions in the multi-unit specialty retailing industry. Prior to joining CSK, he served as the Chief Executive Officer of CompUSA Inc., a retailer and reseller of personal computers and related products and services, from November 2003 to May 2006. He had served as President and Chief Operating Officer of CompUSA Stores since March 2000. From December 1993 to March 2000, he served as Executive Vice President — Merchandising and, from 1990 to December 1993, as Senior Vice President and General Merchandise Manager. Mr. Mondry began his retail career in 1983 with Highland Superstores, a multi-regional consumer electronics retailer, where he held various merchandising positions including Vice President, National Merchandise Manager. Mr. Mondry is also a director of Micron Technology, Inc.

Charles K. Marquis became our Chairman of the Board on August 15, 2007. Mr. Marquis has served as one of our directors since April 1999. He has been a senior advisor to Investcorp, an international investment firm, or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Marquis was a partner in the law firm of Gibson, Dunn & Crutcher LLP, our primary outside corporate counsel. Mr. Marquis is also a director of Tiffany & Co., Inc.

James G. Bazlen became one of our directors in July 1994. Mr. Bazlen previously served as one of our directors from November 1989 to June 1992. Mr. Bazlen served as our President and Chief Operating Officer from July 1994 until his retirement from day-to-day operations in April 2000. Upon his retirement as President and Chief Operating Officer of the Company in April 2000, the Company entered into an employment agreement with Mr. Bazlen that provided for him to work on specific projects as designated by the new Chief Operating Officer or Chief Executive Officer. Prior to July 1994, Mr. Bazlen served the Company in various executive positions since April 1991, including Senior Vice President, Vice Chairman and Chief Financial Officer. Prior to that, Mr. Bazlen served as Senior Vice President of The Trump Group, a private investment group, from March 1986. Prior to joining The Trump Group in 1986, Mr. Bazlen served in various executive positions with General Electric Company and GE Capital for 13 years.

Morton Godlas became one of our directors in October 1998. Mr. Godlas has been a consultant to the retail industry since retiring from Lucky Stores, Inc. in 1982 as a Corporate Senior Vice President. During his tenure with Lucky Stores, which owned both the Kragen Auto Supply and Checker Auto store chains now owned by the Company, the presidents of both Kragen and Checker reported to Mr. Godlas. Prior to his service with Lucky Stores, Mr. Godlas held various executive positions with Gemco, a division of Lucky Stores, over a 12 year period.

Terilyn A. Henderson became one of our directors in April 2002. She was formerly with McKinsey & Company, Inc. for 14 years from September 1987 to December 2001, the last six of which she served in a partnership capacity. While at McKinsey, Ms. Henderson was a co-leader of the Americas Consumer Industries practice, serving clients primarily concerning retail strategy and growth issues. Ms. Henderson has published and spoken on the particular challenges of growth for U.S. retailers.

Charles J. Philippin originally became one of our directors in October 1996. He resigned from our Board of Directors in April 2000 and was reappointed in January 2004. Since June 2002, he was a principal of GarMark, LLP, a mezzanine investment firm until his retirement in March 1, 2008. Prior to that, he was Chief Executive Officer of On-Line Retail Partners, an internet software company. He has also served as a member of the management committee of Investcorp, an international investment firm, and was the National Director of Merger & Acquisitions for Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP, our independent auditor). Mr. Philippin is also a director of Alliance Laundry Systems LLC.

William A. Shutzer became one of our directors in December 2003. Mr. Shutzer is Senior Managing Director of Evercore Partners, a boutique investment banking firm that provides mergers and acquisitions and other financial advisory services and manages two private equity funds, and that has on occasion provided financial advisory services to the Company on an arm’s length basis (i.e., on terms the Company deemed to be comparable to those provided by unrelated parties). Prior to joining Evercore in April 2004, Mr. Shutzer was Managing Member of Tancredo Financial Advisors, a boutique financial advisory firm specializing in private company valuations and strategic financial advisory services. Prior to that, Mr. Shutzer was Managing Director in the Private Equity Group at Lehman Brothers Inc. from October 2000 until December 2003. He previously served as a Partner in Thomas Weisel Partners LLC, a merchant-banking firm, from 1999 through 2000, and held senior executive positions at ING Baring Furman Selz LLC from 1998 through 1999 and Furman Selz Inc. from 1994 through 1997. Mr. Shutzer is also a director of Jupiter Media Corp., Tiffany & Co., Inc. and Turbo Chef Technologies, Inc.

James Constantine became our Executive Vice President of Finance and Chief Financial Officer in November 2007. From 2006, Mr. Constantine was Senior Vice President and Chief Financial Officer of ShopKo Stores Operating Co., a retailer of goods and services with stores located throughout the Midwest, Mountain and Pacific Northwest regions. From 2000 to 2005, Mr. Constantine was Executive Vice President, Chief Financial and Administrative Officer of Factory Card & Party Outlet, a specialty retailer of party and special occasion merchandise. Prior to that, Mr. Constantine was Senior Assistant Treasurer for, and held various other managerial positions with, Sears, Roebuck and Co. from 1981 to 1999. From 1974 to 1981, he held various managerial positions with Deloitte & Touche LLP.

Dale Ward became our Executive Vice President — Operations, with oversight responsibility for Store Operations and Commercial Sales in January 2008. Prior to this appointment, Mr. Ward was Executive Vice President overseeing Store Operations, Commercial Sales, Human Resources and Merchandising & Marketing from October 2006. Prior to this appointment, Mr. Ward served the Company in numerous roles, including Senior Vice President — Merchandising & Marketing since May 2005, Executive Vice President — Commercial Operations from October 2001 to May 2005 and Senior Vice President — Store Operations from March 1997 to October 2001. Prior to that, Mr. Ward served as Executive Vice President and Chief Operating Officer of Orchard Supply Hardware since April 1996. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a drugstore chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores, Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

Brian K. Woods became our Executive Vice President — Merchandising in August 2007. Before joining CSK Auto, Mr. Woods was with CompUSA, a retailer and reseller of personal computers and related products and services, for fifteen years and served in a variety of executive and management positions. From October 2003 to February 2007 he served as Executive Vice President and General Merchandising Manager. Prior to that, from March 2000 to October 2003, he held the position of Vice President of Technology Services.

Michael D. Bryk became our Senior Vice President of Finance and Controller in October 2007. Mr. Bryk served for fourteen years in a variety of financial executive and management positions with CompUSA, a retailer and reseller of personal computers and related products and services. In particular, from February 2007 through September 2007, he served as Executive Vice President and Chief Financial Officer. From 2002 through February 2007, he served as Vice President — Finance and Administration. Prior to that, from 2000 to 2002, he served as Vice President — Controller. Before joining CompUSA in 1993, Mr. Bryk served as the Chief Financial Officer and in other finance management capacities while employed with other consumer product retailers in the Midwestern and Southeastern United States.

Larry Buresh became our Senior Vice President and Chief Information Officer in November 1998. Prior to that, Mr. Buresh was Vice President and Chief Information Officer of Chief Auto Parts, Inc. from 1995 to November 1998. From 1994 to 1995, Mr. Buresh was Senior Director of Central Information Services for Sears, Roebuck & Co. From 1986 to 1994, Mr. Buresh was Vice President and Chief Information Officer of Frank’s Nursery & Crafts, Inc. Prior to that, Mr. Buresh was Vice President of Management Information Services for Ben Franklin Stores Company. Mr. Buresh is also a director of Service Repair Solutions (formerly Mobile Productivity Incorporated) and Association for Retail Technology Standards.

Larry Ellis became our Senior Vice President — Logistics in April 2002. Prior to that, Mr. Ellis served as Vice President — Distribution, Transportation, Priority Parts and Replenishment. Mr. Ellis’ career in Logistics began over thirty two years ago with Fleenor’s, Inc., which, through a series of transactions, was subsequently acquired by Northern Automotive Corporation (a predecessor to CSK Auto, Inc.) in 1988. During his career, Mr. Ellis has served in several middle and senior management positions.

Randi V. Morrison became our Senior Vice President, General Counsel & Secretary in October 2006. Ms. Morrison was formerly Vice President, General Counsel & Secretary since August 2005. Prior to that Ms. Morrison was Vice President, Assistant General Counsel & Secretary from February 2004 to August 2005, Assistant General Counsel & Assistant Secretary from April 2001 to February 2004 and Senior Counsel from March 2000 to April 2001. Ms. Morrison joined CSK Auto as Legal Counsel in March 1997. Prior to joining CSK Auto, Ms. Morrison served as in house counsel to public traded corporations in St. Louis, Missouri and Phoenix, Arizona since January 1990.

John W. Saar became our Senior Vice President — Real Estate and Human Resources in January 2008. Prior to that, Mr. Saar served as Senior Vice President — Commercial Sales since October 2006 and Divisional Vice President since 2001. Mr. Saar has more than 35 years of tenure with the Company and has served in various management and senior management roles with responsibility for real estate, human resources, store operations and other functions.

Gregory Langdon became our Senior Vice President — Store Operations in February 2008 after most recently serving as our Vice President and Divisional Vice President — Operations since October 2005. Prior to this appointment, Mr. Langdon spent five years as Regional Vice President — Operations from October 1999 to October 2005. Mr. Langdon, who has more than 35 years retail store operations management experience, initially joined CSK Auto in May 1986. From 1994 to 1999, he served as Regional Vice President for Paccar Automotive, Inc., which was subsequently acquired by CSK Auto, Inc. in 1999. Before joining CSK Auto in 1986, Mr. Langdon worked for Sears and Roebuck for thirteen years in a variety of management positions.

CORPORATE GOVERNANCE AND RELATED MATTERS

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines (“Governance Guidelines”) address topics such as board composition and committees, director responsibilities, compensation and orientation, stock ownership and Board of Directors self-evaluation. The Nominating & Corporate Governance Committee is responsible for overseeing and reviewing the Governance Guidelines and recommending any changes to the Board.

Our Governance Guidelines and the charters of our Audit, Compensation and Nominating and Corporate Governance Committees are available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com, and printed copies are available to any stockholder upon request.

Codes of Business Conduct and Ethics

Our Code of Business Conduct and Ethics is designed to assist our associates and officers and our Board of Directors in resolving various types of ethical issues that may arise in the business environment. This Code covers topics such as conflicts of interest, insider trading, confidentiality, and compliance with laws. In addition, we have a Code of Ethics for Financial Officers applicable to the Chief Executive Officer, Chief Financial Officer, President, Controller, Treasurer, Director of Accounting and Financial Reporting and other officers performing similar functions, which addresses certain basic ethical principles and practices. Both of the codes are available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com, and printed copies are available to any stockholder without charge, upon request. The request should be submitted to

CSK, c/o Randi Morrison, 645 E. Missouri Avenue, Suite 400, Phoenix, AZ 85012. To the extent and in the manner required by SEC rules and the NYSE Listing Standards, we intend to disclose any future amendments to and/or waivers from (as the case may be) certain provisions of these codes on the Company’s website.

INFORMATION ABOUT THE COMPANY BOARD

Director Independence

Our Governance Guidelines provide that the Board will meet the criteria for independence as established by the NYSE. In addition, the Board considers transactions and relationships between each director and any member of his or her immediate family and the Company and its affiliates and subsidiaries, to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent. Pursuant to the NYSE Listing Standards, and based on its review of director independence (considering relationships between each of the directors and their immediate family members and the Company, both in the aggregate and individually), the Board has determined that a majority of the Company’s directors, specifically Ms. Henderson and Messrs. Godlas, Marquis, Philippin and Shutzer, are “independent directors.” In so doing, the Board determined that each of these individuals meets the “bright line” independence standards of the NYSE. In addition, the Board determined that all of the members of the Audit Committee are independent as that term is defined in the applicable NYSE listing standards and in SEC Rule 10A-3.

Board of Directors’ Meetings

The Board held 22 meetings (including one meeting between the non-management directors) and acted by unanimous written consent 11 times in fiscal 2007. Of the currently incumbent directors, none of the directors attended fewer than 75% of the meetings of the Board and the committees on which he/she served (if any) during the period of time he/she served on the Board and such committees in fiscal 2007. Our policy with regard to Board member attendance at our annual meetings and information concerning director attendance at our last annual meeting of stockholders is available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com under the heading “Contact our Board.” As the obligations of our directors continue to increase, and assuming no significant change in shares represented or shareholder attendance in person at our annual meetings, we generally believe that our directors’ time is best utilized in meeting deliberations rather than attendance at our annual meetings. However, our entire Board of Directors attended our November 8, 2007, combined 2006 and 2007 Annual Meeting of Stockholders.

Presiding Director of Executive Sessions of Non-management Directors

Our non-management directors meet regularly in executive session without the presence of Company management. In addition, an executive session is held at least once a year that is attended only by the independent directors. During fiscal 2007, each of these executive sessions was chaired by the designated presiding director appointed annually by and from the independent directors. Until he was appointed as Chairman of the Board on August 15, 2007, Mr. Marquis was our Board’s designated presiding director.

Board Committees

Our Board has three standing committees, which are the Nominating & Corporate Governance Committee, Audit Committee, and Compensation Committee, as well as a Qualified Legal Compliance Committee, which is a special committee composed of the members of the Audit Committee. The functions of the standing committees are described below. The charters for the standing committees are available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com, and printed copies are available to any stockholder upon request.

= Chairperson	= Member		= Financial Expert

Chairman of the Board

	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Qualified Legal Compliance Committee

Morton Godlas

Terilyn Anne Henderson

Charles K. Marquis

Charles J. Philippin

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is responsible for identifying individuals qualified for membership on the Board, recommending director nominees for each annual meeting of stockholders and appointments to Board committees, reviewing and reassessing on a regular basis the Company’s corporate governance principles, and addressing other corporate governance issues that arise from time to time. The current members of our Nominating & Corporate Governance Committee are Messrs. Godlas and Marquis, and Ms. Henderson, Chairperson. The Board has determined that all of the members of the Nominating & Corporate Governance Committee are independent as that term is defined in the applicable NYSE listing standards. The Nominating & Corporate Governance Committee acted by unanimous written consent twice, but did not hold any meetings during fiscal 2007.

In view of the merger, we do not contemplate holding an annual stockholders’ meeting in 2008; however, if the circumstance dictate that we hold such a meeting, the Nominating & Corporate Governance Committee will consider director candidates recommended by our stockholders for such annual meeting held in 2008 provided any such proposal is submitted to us in writing on or before the deadlines set forth in the Company’s annual proxy statement. Stockholders wishing to submit a recommendation for consideration by the Nominating & Corporate Governance Committee should follow the procedures set forth in the Company’s annual proxy statement (if applicable).

Other than ensuring that the Board and each of the Board’s standing committees meet the independence requirements and other criteria established by the NYSE, SEC, or other governing regulatory bodies, there are no specific, minimum qualifications that the Nominating & Corporate Governance Committee believes must be met for a position on the Board, or any specific qualities or skills that the Committee believes are necessary for one or more of the directors to possess. However, the Committee would seek candidates who possess the background, skills, expertise, and time to make a significant contribution to the Board and the Company. The specific qualities or skills of any particular candidate are evaluated by the Committee in the context of the overall composition of the Board and each of the Board’s standing committees and the then current needs of the Board and the Company.

The number of directors constituting the entire Board is established and modified from time to time by the Board of Directors. Directors are elected at each annual meeting of the Company’s stockholders. With respect to director nominees for election at each annual meeting, the Committee reviews and evaluates the contributions and overall service to the Company of each incumbent director. If a vacancy on the Board arises, the Committee identifies potential new director candidates utilizing the Company’s and the Board’s extensive and diverse experience, and in instances where the Committee deems necessary or appropriate, may retain a third party search firm to assist in identifying such candidates. Though the Company historically has not received any stockholder-recommended nominees, if any such nominees were presented, the Committee would evaluate such candidates in the same manner it evaluates candidates identified or submitted by other sources.

Audit Committee

The Audit Committee is responsible for assisting the Board in oversight of (i) the integrity of the Company’s financial statements, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal audit function and independent auditors, and (iv) the Company’s compliance with legal and regulatory requirements. The Audit Committee has the sole authority and responsibility to appoint the independent auditor and pre-approve all auditing and permitted non-audit services pursuant to a written policy available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com. Since the effective date of the SEC rules that generally require (subject to limited exceptions) audit committee approval of all services and fees of the company’s external auditor, each new engagement of PricewaterhouseCoopers LLP has been approved in advance by the Audit Committee and none of those engagements was pursuant to the “de minimis” exception to pre-approval contained in the SEC rules.

In addition, the Audit Committee interacts with management, our internal audit personnel and our independent auditor to consider the adequacy of our internal controls and our financial reporting in light of the audit results. The Audit Committee also serves as the Company’s Qualified Legal Compliance Committee, which was established by the Board in June 2003 pursuant to an SEC rule codified at 17 CFR Part 205, which implements Section 307 of the Sarbanes-Oxley Act of 2002.

The current members of our Audit Committee are Ms. Henderson, and Messrs. Marquis and Philippin, Chairperson. The Board of Directors has determined that all of the members of the Audit Committee are independent as that term is defined in the applicable NYSE listing standards and in SEC Rule 10A-3. The Board of Directors has also determined that the Chair of the Audit Committee, Mr. Philippin, is an “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K and that all members of the Audit Committee are financially literate under the SEC’s rules. The Audit Committee held eight meetings and acted by unanimous written consent once during fiscal 2007.

Compensation Committee

The Compensation Committee administers the Company’s executive compensation programs. The current members of our Compensation Committee are Ms. Henderson, Messrs. Godlas and Philippin, and Mr. Marquis, Chairman. The Board has determined that all of the members of the Compensation Committee are independent as that term is defined under the applicable NYSE Listing Standards.

The Compensation Committee operates under a written Charter that was first adopted by the Board in December 2003 and has since periodically been updated and amended. The Compensation Committee reviews and reassesses the adequacy of the Charter from time to time and recommends any proposed changes to the Board for approval. The Charter is available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com.

The primary duties and responsibilities of the Compensation Committee are as follows:

•	annually review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer; evaluate the Chief Executive Officer’s performance in light of these goals and objectives; and either as a committee or together with the other independent directors (as directed by the Board of Directors), determine and approve the Chief Executive Officer’s compensation level based on this evaluation;

•	oversee the annual evaluation of the executive management of the Company and approve the executive officers’ annual base salary and incentive, equity-based and other compensation;

•	review and make recommendations to the Board of Directors at least annually with respect to non-CEO compensation and incentive and equity-based compensation plans;

•

adopt, administer, approve and ratify awards under incentive compensation and equity-based plans, and review and monitor awards under such plans as may be required to comply with applicable tax laws and SEC rules; and

•	annually review the form and amount of director compensation and make recommendations to the Board of Directors, as appropriate, in accordance with the Company’s Corporate Governance Guidelines.

The Compensation Committee meets either in person or telephonically or acts via unanimous written consent in lieu of a meeting as often as it deems necessary or appropriate to perform its duties and responsibilities. When the Compensation Committee meets in person or telephonically, it most often meets in executive session outside the presence of management, although the Compensation Committee also often seeks input from the Chief Executive Officer and the General Counsel in connection with fulfilling its duties and responsibilities. The Compensation Committee held four meetings and acted by unanimous written consent 11 times during fiscal 2007.

The Compensation Committee has the sole authority under its Charter to retain any compensation consultant to assist in the evaluation of director, CEO, or senior executive compensation, including the sole authority to approve the firm’s fees and other retention terms. The Compensation Committee retained KPMG, LLP Compensation and Benefits Consultants in 2004 to assist it in analyzing the Company’s long-term incentive program as more fully described in our Compensation Discussion and Analysis below (under the heading “Long-Term Equity-Based Incentive Awards”) and Hay Group in 2006 to assist with a compensation assessment for headquarters and field general and administrative personnel at the level of Vice President and below, and approved the retention of Mercer in 2007 to assist with a compensation assessment for headquarters and general and administrative personnel below the CEO level.

Communications with the Board

Any stockholder or other interested party who desires to communicate with the Board or any particular director(s) (including the presiding director (our Chairman of the Board) or the non-management directors as a group) may do so electronically by sending an e-mail to boardofdirectors@cskauto.com. Alternatively, a stockholder can contact the Board or any particular director(s) by writing to: CSK Auto, Inc., c/o Legal Department, Randi V. Morrison, Attention: Board of Directors at 645 East Missouri Avenue, Suite 400, Phoenix, AZ 85012. The Corporate Secretary will forward, to an independent director designee approved by the majority of the independent directors or to the individual director or directors to whom the communication is directed, all communications that are not threatening, illegal, or similarly inappropriate. Additional information concerning stockholder communications with our Board is available on the Corporate Governance pages of the Investors area of our website at www.cskauto.com.

Report of the Audit Committee

In accordance with its Charter, available on the Corporate Governance pages of the “Investors” area of our website at www.cskauto.com, the Audit Committee assists the Board in oversight of the Company’s financial reporting, internal control, and audit functions. Management has the primary responsibility for the financial statements and the reporting process. PricewaterhouseCoopers LLP, the Company’s independent auditor, is responsible for performing an independent audit and expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee (1) reviewed and discussed with management and the independent auditor the audited financial statements; (2) reviewed and discussed with management and the independent auditor management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the independent auditor’s evaluation of the Company’s internal control over financial reporting; (3) discussed with the independent auditor the matters required by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as may be modified or supplemented, and (4) received from and discussed with the independent auditor the written disclosures and letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented, and discussed with the independent auditor its compliance with the independence standards.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors and the Board of Directors approved that the audited financial statements for fiscal 2007 be included in the Company’s Annual Report on Form 10-K for fiscal 2007 for filing with the SEC.

Respectfully Submitted,

Audit Committee

Charles J. Philippin, Chairman

Charles K. Marquis

Terilyn A. Henderson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis addresses the following topics:

•	an overview and design of the Company’s executive compensation policies, programs and practices;

•	the elements of our executive compensation program;

•	the Company’s stock ownership guidelines; and

•	the impact of regulatory requirements on executive compensation.

Overview and Design of our Compensation Program

The Compensation Committee (for purposes of this Compensation Discussion and Analysis, the “Committee”) administers the Company’s executive compensation program relative to the Chief Executive Officer and certain other executive officers, including each of the executive officers named in the Summary Compensation Table below (the “Named Executive Officers” or “NEOs”). The Committee’s primary objective is to establish an executive compensation program that links the interests of management and stockholders and attracts, motivates and retains executive officers of high caliber and ability. The Committee’s overall long-term objective is to design and maintain an executive compensation program that includes as integral components performance metrics and targets that reward a desired level of Company and individual performance. The Committee believes that compensation paid to executive officers should be designed to encourage decisions and actions that have a positive long-term impact on overall Company performance.

Historically, the CEO has recommended to the Committee base salary adjustments and bonuses for the executive officers. As discussed further below, annual equity awards for executive officers (and other eligible employees) are approved by the Committee generally in accordance with the guidelines set forth in the Company’s Committee-approved equity grant guidelines; however, occasionally management may suggest to the Committee variations from the policy based on individual performance considerations. The Committee has final authority over compensation decisions in respect to the Company’s executive officers.

The Committee seeks to encourage management to acquire and retain Company stock to align their interests with those of our stockholders. The adoption of the 2004 Stock and Incentive Plan (the “2004 Stock Plan”) in June 2004 supported this objective, providing for the grant to management (and other eligible employees) of equity-based long-term incentive awards on an approximately annual basis, as described in more detail below. Also, in fiscal 2005, the Company adopted stock ownership guidelines, which require members of the Board and management to hold shares of Common Stock. For a more detailed discussion of these guidelines, see the “Stock Ownership Guidelines” section of this Compensation Discussion and Analysis below.

Elements of the Executive Compensation Program

The Company’s executive compensation program includes the following short and long-term compensation elements:

•	base salary;

•	annual incentive awards payable in cash;

•	long-term equity incentive awards in the form of stock options and restricted stock granted annually under the 2004 Stock Plan; and

•	long-term incentive bonuses payable in cash and awarded under a Long Term Incentive Plan (“LTIP”) established pursuant to the 2004 Stock Plan.

In addition to these elements, the Company provides retirement, health and welfare benefits, certain perquisites and personal benefits and severance and retention arrangements to members of senior management, including each of the Named Executive Officers. Typically, the Committee’s decisions relative to these elements are influenced by the executive officer’s level of responsibility and function within the Company and the overall performance of the Company.

Base Salary

The Committee annually reviews and approves all base salaries for the Company’s Named Executive Officers. The Committee also reviews and approves adjustments to base salaries in connection with an executive officer’s promotion or other change in responsibilities. Adjustments to base salary are typically based upon duties performed, business growth and the general financial condition of the Company. In determining adjustments to base salary and salary ranges for a particular year, the Committee has typically considered information included in its primary competitors’ proxy statements (i.e., Advance Auto, AutoZone, Pep Boys and O’Reilly Automotive) regarding salaries and other compensation elements for the competitors’ named executive officers. In making salary adjustments, the Committee also makes subjective determinations regarding the overall performance of individual officers.

In light of the Company’s general financial condition and overall performance, the Committee approved an increase in base salary in fiscal 2007 for substantially all of the Company’s officers and employees of approximately 3%, including each currently employed Named Executive Officer (other than Messrs. Mondry and Constantine, who were hired in 2007).

Annual Cash Incentive Compensation

Each year, the Committee adopts an incentive compensation plan that provides for an annual cash incentive award opportunity for the Company’s executive officers. The Committee believes that annual incentive award opportunities assist the Company in attracting, retaining and motivating key personnel and reward eligible employees for assisting the Company in achieving our operational and strategic goals. Typically, bonuses for the Company’s executive officers under these plans are calculated using a predetermined percentage of an executive’s annual base salary relative to specified target levels for (1) the executive’s level of individual performance and (2) the Company’s performance based on achievement of pre-established Company and individual performance goals. Historically, the Committee has established the threshold, target and maximum levels for each of the objective financial performance measures in the bonus plan based on the approved budget for the fiscal year and for individual performance based on performance relative to previously established individual goals or other individual achievements during the course of the fiscal year. Typically, if the threshold for a particular component is not attained, no payment will be made relative to that component. The Committee also has the discretion to award bonuses to executive officers in recognition of individual and/or Company performance outside of the context of the annual incentive bonus plan, as well as to reduce or increase the size of the annual cash incentive award. In fiscal 2007, the Committee awarded discretionary bonuses to Mr. Riley (who at the time was our Chief Financial Officer) and Ms. Morrison in connection with the filing in May 2007 of the fiscal 2005 Form 10-K, which followed a lengthy financial statement restatement process in which Mr. Riley and Ms. Morrison had significant involvement and responsibility.

Historically, the Committee has approved pre-established Company financial performance measures in the annual incentive plans. However, in view of the Audit Committee-led investigation conducted in 2006 and associated restatement process, as well as the absence of accurate financial statements, the compensation program for fiscal 2005, 2006 and 2007 represented a departure from the norm as the Committee did not want to rely on previously established financial targets (to the extent any had been developed) or develop new objective financial targets for annual incentive compensation in the absence at that time of current annual audited financial statements.

In the absence of current financial statements in early fiscal 2007, the Board decided to defer establishment of financial targets for bonus plan purposes (and therefore, had deferred establishment of a bonus plan) for the Company’s executive officers and other general and administrative staff (excluding certain of the senior executive officers that the Company hired in 2007 whose bonus arrangements for fiscal 2007 were addressed in their employment arrangements). In November 2007, after the Company became current in its financial reporting obligations, the Committee adopted the 2007 General and Administrative Staff Incentive Plan (the “2007 Bonus Plan”). At that time, it was clear that whatever financial targets that may have been established at the beginning of the fiscal 2007 in connection with the budgeting process would not have been achieved in whole or in part. Therefore, the Board decided that it was appropriate under the circumstances to provide that annual bonuses for fiscal 2007 be based solely on the achievement of subjective individual performance criteria. Maximum bonus amounts for the Company’s Named Executive Officers under the 2007 Bonus Plan were established at 25% of each such officer’s annual base salary in effect as of the end of fiscal 2007. The target bonus award under the 2007 Bonus Plan for the Company’s Named Executive Officers was 15% of each such officer’s fiscal year-end base salary, as adjusted based on changes in position during the fiscal year and other factors provided for in the 2007 Bonus Plan. In light of the Company’s financial performance and condition and the lack of Company financial performance goals, the target levels under the 2007 Bonus Plan equated to 25% of the Company’s historical target bonus levels. In the case of each of the Named Executive Officers, other than our Chief Executive Officer Mr. Mondry, and Chief Financial Officer Mr. Constantine, bonuses were awarded at the maximum level, equal to 25% of their year-end base salaries. Mr. Mondry, whose fiscal 2007 bonus was guaranteed pursuant to his employment agreement, was awarded a bonus for the 2007 fiscal year equal to 100% of his fiscal 2007 base salary (prorated for the number of days that Mr. Mondry was employed by the Company during fiscal 2007). Mr. Constantine, whose fiscal 2007 bonus was guaranteed pursuant to his offer letter, was awarded a bonus for the 2007 fiscal year equal to 60% of his salary at the end of fiscal 2007 (prorated for the number of days that Mr. Constantine was employed by the Company during fiscal 2007).

Long-Term Equity-Based Incentive Awards

In fiscal 2004, the Committee engaged KPMG LLP, compensation and benefits consultants, to assist it in developing a long-term incentive program designed to intensify focus on the Company’s long-term performance and to retain executive talent. Based on the consultant’s recommendations, the Committee adopted equity grant guidelines, which established the basis for the annual equity grant program. These equity grant guidelines were adopted by the Committee prior to the 2004 equity grant. The Committee’s objective has been to award equity approximately annually. In accordance with the equity grant guidelines, annual grants between 2004 and 2007 have consisted of a mix of stock options and restricted stock to the executive officers other than the Chief Executive Officer, whose annual award historically consisted only of stock options to ensure maximum deductibility in the context of Section 162(m) of the Internal Revenue Code (“IRC”).

The grants are made pursuant to our 2004 Stock Plan, which provides for the award of equity-based compensation (incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, stock units, incentive bonuses and other stock unit awards), and our equity grant guidelines, as such have been modified by the Committee from time to time. The 2004 Stock Plan is flexible and allows the Committee to design the Company’s compensation programs using a mixture of different elements. Plan participation is limited to employees and directors of the Company and any subsidiary or parent of the Company.

Our equity grant guidelines provide for the annual grant of stock options and restricted stock to executive officers based on a 70%/30% mix of options and restricted stock, respectively. The Committee first establishes a total dollar value for equity awards (expressed as a percentage of base salary) and then determines the number of shares to be issued (in the form of options and restricted stock based on the 70/30 mix) by reference to the grant date fair market value of the equity awards, which, for options, is based on the Black-Scholes option pricing model, which the Company uses for financial reporting purposes. In October 2007, in accordance with these guidelines, the Committee approved the annual award of stock options and restricted stock for the Company’s then-current eligible executive officers (the “2007 equity program grant”). Each Named Executive Officer employed with the Company at the time of 2007 equity program grant received a 2007 equity program grant that was valued relative to the executive officer’s salary on the date of grant. As illustrated by the example below, the Company’s Executive Vice President, Mr. Ward, received equity compensation with a grant date value equal to 100% of his then current base salary, and its Senior Vice Presidents, including Mr. Buresh and Ms. Morrison, each received equity compensation with a grant date value equal to 85% of their then current base salary.

Executive Officer’s Title	Executive Officer’s salary ($)	Equity Grant as a Percentage of Executive Officer’s Salary (%)	Total 2007 Equity Value at Date of Grant ($)	Percentage of Equity Value Granted in Stock Options (%)	Grant Date Black-Scholes Value of Executive’s Stock Option Award ($)	Percentage of Equity Value Granted in Restricted Stock (%)	Grant Date Fair Market Value of Executive’s Restricted Stock Award ($)
Executive Vice President	100,000	100%	100,000	70%	70,000	30%	30,000
Senior Vice President	100,000	85%	85,000	70%	59,500	30%	25,500

During fiscal 2007, in addition to hiring Mr. Mondry as the Company’s Chief Executive Officer, the Company hired a number of other key senior executive officers, including Mr. Constantine as the Company’s Chief Financial Officer. As a material inducement to the senior executive officers’ respective agreements to join the Company, each of the senior executive officers received a new hire equity grant. Based on Mr. Mondry’s recommendation to the Committee, newly hired Executive Vice Presidents, such as Mr. Constantine, each were awarded new hire grants of 100,000 stock options and 25,000 shares of restricted stock. Each of the 2007 new hire grants were awarded pursuant to the 2004 Stock Plan, except for Mr. Mondry’s new hire grant, which was awarded outside of the 2004 Stock Plan. In light of the new hire grants, none of the senior executive officers hired in fiscal 2007 also participated in the 2007 equity program grant, except for Mr. Mondry, whose 2007 equity program grant is described below.

Equity awards under the 2004 Stock Plan are subject to certain time-based vesting conditions (described below) and may also be subject to other vesting conditions, including the attainment of performance goals. In some circumstances, such as in the event of an eligible retirement, death, disability or in connection with a change in control of the Company (each as defined in the 2004 Stock Plan), the vesting of equity awards under the 2004 Stock Plan may accelerate. The 2004 Stock Plan prohibits the repricing of options without approval of stockholders.

Stock Option Grants

As stated above and described in the “Grants of Plan Based Awards in Fiscal 2007” table below, the size of stock option grants to the eligible Named Executive Officers under the 2007 equity program grant is determined using a Black Scholes option pricing model. The per share exercise price of all options granted cannot be less than the market value of our common stock on the date of grant. Market value is defined under the 2004 Stock Plan as the mean of the highest and lowest reported sale prices for our common stock on the NYSE on the date of grant. In general, stock options vest in increments of one-third annually on the anniversary of the grant and become fully vested in three years. If a holder of unvested stock options ceases to be employed for any reason other than in the event of an eligible retirement, death, disability or in connection with a change in control of the Company, all unvested stock options held by such holder shall be forfeited.

Restricted Stock Grants

Commencing fiscal 2004, the Committee has awarded grants of restricted stock to the Named Executive Officers as part of the annual equity grant program. Like stock option grants, under the 2004 Stock Plan, restricted stock grants generally vest in increments of one-third annually on the anniversary of the grant and become fully vested in three years. Restricted stock may vest prior to three years in the event of an eligible retirement, death, disability or in connection with a change in control of the Company (each as defined in the 2004 Stock Plan). If a holder of restricted stock ceases to be employed for any reason other than in the event of an eligible retirement, death, disability or in connection with a change in control of the Company, all shares held by such stockholder that are still subject to the restrictions shall be forfeited.

Mr. Mondry’s Fiscal 2007 Equity Awards

As a material inducement to Mr. Mondry’s agreement to join the Company, and to provide Mr. Mondry with a significant initial incentive to improve the Company’s performance and thereby materially and positively impact shareholder value over time, on June 13, 2007, Mr. Mondry was awarded 300,000 stock options and 75,000 restricted stock units. These initial stock option and restricted stock unit awards were granted to Mr. Mondry outside of the Company’s 2004 Stock Plan and will each vest in equal installments over three years, subject to Mr. Mondry’s continued employment with the Company. These new hire inducement awards will automatically vest in the event of a change in control of the Company, as such term is defined in Mr. Mondry’s employment agreement.

At the time Mr. Mondry’s employment arrangements were entered into, it was contemplated that Mr. Mondry would not participate in the Company’s 2007 equity program grant, but would first participate in the 2008 equity program grant. Under the Company’s annual equity grant program, the Chief Executive Officer has historically received stock options equal in value to 130% of base salary based on the then Black Scholes valuation, and that is what the Company agreed to provide to Mr. Mondry in the 2008 equity program grant pursuant to his employment agreement. On October 20, 2007, in conjunction with the Company’s 2007 equity program grant, the Committee authorized a grant of stock options to Mr. Mondry that equates to 50% of the stock options that he would have received had he fully participated in the 2007 equity program grant. The 2007 equity program grant to Mr. Mondry was made at that time because the Committee determined that the substantial decline in the Company’s stock price over the four months prior to the grant (which the Committee did not believe could in any sense be attributed to anything Mr. Mondry did or did not do) had, to a considerable extent, thwarted the objective of providing Mr. Mondry with a significant initial equity incentive.

The terms and conditions of the stock options awarded to Mr. Mondry in October 2007 are identical to the other options granted to eligible officers and associates pursuant to the 2007 equity program grant, with one exception. When Mr. Mondry was hired, there had been recurring speculation concerning a possible near term merger or acquisition transaction involving the Company. Consequently, Mr. Mondry’s initial employment arrangements reflected in part the desire of the parties to adequately deal with that possibility. When considering the grant of additional stock options for Mr. Mondry at that time, the directors were mindful that Mr. Mondry would receive meaningful economic rewards in the event of a near term merger or acquisition transaction by virtue of his initial restricted stock unit and stock option awards and severance arrangements under his employment agreement. At the same time, the directors did not wish that the initial stock options be construed by Mr. Mondry or others as reflecting a disincentive with respect to such a near term transaction, provided, of course, that any such transaction were deemed in the best interest of the Company’s stockholders. As a result of these deliberations, it was determined that of the options granted to Mr. Mondry on October 20, 2007, only 50,000 (approximately 33%) would accelerate upon a change in control of the Company (and subsequent termination of employment within one year) pursuant to a definitive (merger or acquisition transaction) agreement entered into prior to May 31, 2008 (rather than full 100% acceleration as would otherwise occur in accordance with the provisions of the Company’s 2004 Stock Plan and standard stock option agreement).

Long-Term Incentive Bonuses

In June 2005, to motivate and ultimately reward senior management for the development and execution of incremental and alternative growth strategies that would be intended to materially and positively impact stockholder value, the Company granted to all of our then senior executive officers, including some of the current Named Executive Officers, awards of cash-based incentive bonus units under the LTIP. These at-risk incentive bonus units vest and become payable (subject to continued employment with the Company and the achievement of certain performance vesting criteria established by the Committee relating to the per share value of the Company’s common stock) in equal installments over 4 years (beginning in May 2007); provided that vesting and payment will accelerate upon a termination of employment within 12 months following a change in control of the Company, by the Company without cause, by the executive for good reason or by reason of the executive’s death, disability or retirement. Each vested incentive bonus unit entitles the holder thereof to a cash payment equal to the excess of the average closing price of the Company’s common stock during a specified period of time (or, in the case of a change in control, the transaction value per share) over $20 per share. At the time of grant, the Committee believed that tying this at-risk bonus to an amount in excess of the Company’s then-current stock price would further align the interests of management with the interests of our stockholders.

In June 2005, our former Chief Executive Officer, Mr. Jenkins, was granted a total of 1,000,000 incentive bonus units pursuant to the LTIP, and other executive officers, including certain of our currently employed Named Executive Officers, were each granted between 250,000 or 500,000 incentive bonus units. Subsequent to the initial grant, certain newly hired or promoted executive officers were also granted incentive bonus units, such as our former Chief Financial Officer, Mr. Riley, in October 2005 upon his employment with the Company, and our General Counsel, Ms. Morrison, in October 2006 upon her promotion to Senior Vice President. The subsequent awards consisted of fewer (between 100,000 and 125,000) incentive bonus units based on the more abbreviated period of time these executives would have to impact the Company’s performance after the grant date and prior to the previously established vesting dates. At fiscal 2007 year end, the Company had granted a total of 2,975,000 incentive bonus units, of which 975,000 had been forfeited in connection with certain executive departures from the Company. In fiscal 2007, the Committee determined that the performance vesting criteria was not achieved; therefore, that portion of each LTIP participant’s bonus unit award that would have otherwise become payable on the applicable payment date (a total of 25% of the award) was forfeited without consideration.

The LTIP provides that if the Company issues restated financial statements that reflect a material reduction in previously published sales or earnings and the restatement is attributable, in whole or in material part, directly or indirectly, to the malfeasance or gross negligence of an LTIP participant, the LTIP participant will be required to repay any payments received within the 24-month period ending on the date the restatement is issued and will forfeit the right to receive any future payments under the LTIP. Upon termination of employment for any reason other than death, disability, or a termination by the Company without cause, the LTIP participant is required to repay any payments received within the 24-month period ending on the termination date and any payments received after the termination date, and will forfeit the right to receive future payments under the LTIP, if the participant engages in any competitive activity (as defined in the LTIP). For additional details concerning the LTIP, see footnote 3 to the “Outstanding Equity Awards at Fiscal 2007 Year-End” table below.

Other Benefits

401(k) Plan. The Company sponsors a 401(k) plan that is available to all our executive officers and other employees upon their hire date. The Company matches from 40% to 60% of employee contributions in 10% increments, based on years of service, up to 4% of the participant’s base salary. Participant contributions are subject to certain restrictions as set forth in the IRC.

Deferred Compensation Plan. We also sponsor the CSK Auto, Inc. Deferred Compensation Plan. The Deferred Compensation Plan permits participants voluntarily to defer up to 50% of their salary and 100% of their annual bonus without regard to the limitations under the IRC applicable to the Company’s tax-qualified plans. Although the Company may also make matching contributions to a participant’s account under this Plan, the Company has not elected to do so. Deferred amounts and any matching contributions under the Deferred Compensation Plan are 100% vested at all times, and are invested on behalf of the participant in investment vehicles selected from time to time by the administrators of the Plan. Benefits are payable at retirement in either a lump sum or installments for up to 12 years. Benefits upon a termination of employment prior to retirement are payable only in a lump sum. See the “Non-Qualified Deferred Compensation in Fiscal 2007” table below.

Perks and other personal benefits. The Company provides certain perquisites and personal benefits to our executive officers that are not generally available to other employees. The Committee believes that the perquisites and personal benefits that are provided to the Company’s executive officers are generally comparable to those provided by companies that compete in the marketplace for the services of our executive officers. Historically, management has provided certain senior executives with the use of a Company vehicle for personal use, as well as a car allowance in the nature of the Company payment’s or reimbursement of expenses for gasoline, repair and maintenance, registration, insurance and other costs and expenses and a tax gross-up, as noted in the footnotes corresponding to the “All Other Compensation” column of the “Summary Compensation Table” below, which sets forth the Company’s costs for the perquisites and personal benefits provided to our Named Executive Officers in fiscal 2006 and 2007. The Committee determined that personal use of Company vehicles by members of management should be discontinued effective at the end of fiscal 2007.

Additionally, pursuant to the terms of his employment agreement, Mr. Mondry is entitled to certain perquisites and personal benefits that are not generally available to other employees. Specifically, the Company has agreed to reimburse Mr. Mondry until June 30, 2008 for reasonable travel and temporary living expenses incurred in connection with his temporary living arrangements in Phoenix, Arizona and his travel between his home in Dallas, Texas and the Company’s corporate headquarters in Phoenix, Arizona. If any of these reimbursements are taxable to Mr. Mondry, Mr. Mondry will be entitled to a cash payment so that he will be in the same position as he would have been had no taxes been imposed. Mr. Mondry is also entitled to a car allowance of $2,000 per month until June 30, 2008. In fiscal 2008, Mr. Mondry’s employment agreement was amended to provide for, among other benefits, an extension of the relocation benefits and car allowance until the earlier of the date that is eight months following the consummation of a change in control transaction and thirty days following his termination of employment for any reason provided that, on or prior to June 30, 2008, the Company entered into an agreement that, if consummated, would result in a change in control. For additional details concerning the amendments to Mr. Mondry’s employment agreement, see the narrative discussion in the “Potential Payments Upon Termination or Change In Control” section below.

Employment and Post-Employment Arrangements

Employment Agreements

Mr. Jenkins’ Employment Agreement

During fiscal 2007, the Company was party to an employment agreement with our former Chief Executive Officer, Mr. Jenkins. Under the agreement, Mr. Jenkins’ annual bonus was to be awarded based upon goals for financial performance and operating results of the Company as established by the Compensation Committee of the Board of Directors during the first part of the fiscal year. The Committee had broad discretion in determining the measures upon which Mr. Jenkins’ bonus was to be based, but in the past has used criteria such as EBITDA, EPS, and cash flow. In September 2006, Mr. Jenkins announced his intent to retire from the Company. As the annual bonus was no longer relevant given the changed circumstances, on April 16, 2007, Mr. Jenkins and the Company amended the employment agreement to reflect the terms and conditions of Mr. Jenkins’ retirement from the Company and to ensure a smooth and efficient transition of the CEO role. The amendment provided that Mr. Jenkins would be employed on an at will basis until the later of (i) the date he attained age 65 or (ii) the earlier of (x) the date on which a new CEO commences employment with the Company and (y) September 30, 2007. After Mr. Jenkins retired from the Company on August 15, 2007, he received a lump-sum succession bonus payment of $900,000.

Mr. Mondry’s Employment Agreement

The Company entered into an employment agreement with Mr. Mondry whereby Mr. Mondry would assume the position of President and Chief Executive Officer of the Company upon the retirement of Mr. Jenkins. At that time, Mr. Mondry would also be appointed to the Company’s board of directors. When Mr. Jenkins retired in August 2007, pursuant to his employment agreement, Mr. Mondry assumed the position of President and Chief Executive Officer of the Company and was appointed to the Company’s board of directors.

Mr. Mondry’s employment agreement contains restrictive covenants imposing noncompetition obligations, restricting soliciting and hiring Company employees and protecting confidential information and the Company’s ownership of work product, as well as other covenants, during his employment and for specified periods after the termination of his employment for any reason. The employment agreement also provides for certain benefits, which are described in more detail in the “Potential Payments upon Termination or Change In Control” section below.

In March 2008, the Committee approved amendments to Mr. Mondry’s employment agreement based on the non-management directors’ determination that it was in the Company’s stockholders’ best interests that Mr. Mondry remain keenly focused on his assigned duties and the operations of the business in the context of the uncertainty and potential for distraction associated with the likelihood of a change in control. The additional benefits provided to Mr. Mondry pursuant to these amendments are described in a narrative discussion in the “Potential Payments Upon Termination or Change In Control” section under the caption “Fiscal 2008 Amendments to Mr. Mondry’s Employment Agreement” below.

Other than Mr. Mondry, no currently employed executive officer has an employment agreement with the Company.

Supplemental Retirement Compensation

To retain and motivate Mr. Jenkins, in August 2000, the Company entered into a supplemental executive retirement plan (“SERP”) agreement with Mr. Jenkins that provides supplemental retirement benefits for a period of ten years, which began thirty days after the effective date of his retirement. The benefit amount payable to Mr. Jenkins under this agreement is $600,000 per annum. Pursuant to the agreement, the Company also provides to Mr. Jenkins and his spouse substantially comparable medical benefits (utilizing, as applicable, such other medical benefit policies/programs as may then be available, such as COBRA benefits, supplemental policies to any applicable Medicare policy and/or reimbursement of out-of-pocket co-insurance and deductible payments) as are made available by the Company to our executive officers for a period of ten years commencing upon the termination of his employment for any reason other than for cause (as defined in the SERP). When Mr. Jenkins retired in August 2007, he was fully vested in the SERP and became entitled to receive the full benefits thereunder. For further information on Mr. Jenkins’ SERP arrangements, see footnote 5 and 6 to the “Summary Compensation” table as well as the “Pension Benefits in Fiscal 2007” table below.

Other than Mr. Jenkins, no executive officer has a SERP agreement with the Company.

Severance and Retention Agreements

The Company has entered into severance and retention agreements with each of the members of our senior management team, including all of the Named Executive Officers currently employed with the Company (except for Mr. Mondry, who has an employment agreement with the Company). All of such agreements entitle these executives to receive certain severance benefits if (i) the Company terminates the executive’s employment without cause, (ii) the executive terminates his or her employment for good reason, or (iii) within twelve months following a change of control of the Company, the Company terminates such executive’s employment without cause or the executive terminates his or her employment for good reason (cause, good reason and change of control are each defined in the agreement). During fiscal 2007, the severance benefits consisted of the continued payment of 100% of salary and target bonus, benefits for twelve months, the amount of then accrued and unused vacation, outplacement services (the value of such services not to exceed 15% of current salary) and, if applicable, a tax gross-up payment in an amount such that after payment by the executive of all taxes (including excise tax) imposed upon the gross-up payment, the executive retains an amount of the gross-up payment equal to the excise tax imposed upon the payments.

During fiscal 2007, these agreements also contained change of control provisions that provided these executives with supplemental retention and severance benefits in the event of a change of control of the Company. Generally, these benefits consist of a lump sum retention bonus payment equal to three months of the executive officer’s then-current salary if (i) the executive remains employed with the Company or surviving corporation for at least six months following a change of control or (ii) the Company terminates his employment without cause or the executive terminates his employment for good reason within six months after the change of control. Any benefits arising under the severance and retention agreements are conditioned on the executive’s execution of a general release of claims and agreement to abide by specific non-compete, non-solicit, confidentiality and other obligations set forth in the agreements. The Committee believes that the protections provided to certain executive officers by the severance and retention agreements will reinforce and encourage the management team’s continued attention and dedication to the Company during times of uncertainty.

In March 2008, the Committee approved amendments to the severance and retention agreements between the Company and each member of our senior management team, including all of the Named Executive Officers currently employed with the Company (except for Mr. Mondry who has as employment agreement with the Company). The Committee approved these arrangements at this time based on the non-management directors’ determination that it was in the Company’s stockholders’ best interests that senior management participate in a positive manner in the strategic review process that resulted in the planned merger with O’Reilly (described above under the heading “GENERAL INFORMATION”) and remain keenly focused on the business pending completion of that process, and potentially well beyond that time should the Company remain independent. In addition to the new benefits described in the narrative discussion following the tables in the “Potential Payments Upon Termination or Change in Control” section under the caption “Fiscal 2008 Amendments to the Named Executive Officers’ Severance and Retention Agreements” below, the executive will be eligible to receive the severance benefits should he or she resign during a thirty day period commencing six months after a change in control of the Company.

Stock Ownership Guidelines

In 2005, the Company adopted stock ownership guidelines applicable to all members of the Board and senior executive officers of the Company to more closely align the interests of the directors and officers with those of our stockholders. Ownership requirements are expressed as a minimum number of shares (1,000) for members of the Board of Directors and as a minimum percentage of then current base salary (50%) for senior officers. Ownership of the required shares includes stock owned directly by the officer or director, shares held in a trust whereby the officer or director has power over disposition of the shares in the trust and any shares held in a 401(k) Plan or similar arrangement. Restricted (unvested) shares and unexercised stock options are not counted in calculating ownership for purposes of these guidelines.

The senior officer guidelines are subject to a phase-in component. Until such time that an officer is in compliance with these guidelines, he or she is prohibited from selling any shares of Company stock (except for shares acquired upon the exercise of options) and must retain all restricted shares (less shares sold for taxes required to be withheld or paid) awarded by the Committee. All of our directors and one of our executive officers have already attained or exceeded these ownership levels.

Impact of Regulatory Requirements on Compensation

The Committee is mindful of the potential impact upon the Company of Section 162(m) of the IRC, which prohibits public companies from deducting certain executive remuneration in excess of $1,000,000. While reserving the right of the Company to offer such compensation arrangements as may be necessary to attract and retain executive officers of high caliber and ability, the Committee intends generally to structure such arrangements, where feasible, so as to minimize or eliminate the impact of the limitations of Section 162(m) of the IRC.

Beginning on January 29, 2006, the Company began accounting for stock-based payments in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”).

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the 2007 fiscal year.

Respectfully Submitted,

Compensation Committee

Charles K. Marquis, Chairman

Morton Godlas

Terilyn A. Henderson

Charles J. Philippin

Executive Compensation Tables

CSK Auto Corporation is a holding company with no business operations of its own; all of its business is conducted through its wholly-owned subsidiary, CSK Auto, Inc. The officers of the Company receive their compensation from CSK Auto, Inc. and receive no additional compensation in their capacities as officers of the Company.

Summary Compensation Table

The following table sets forth information concerning the total compensation earned in fiscal 2006 and 2007 by those individuals who served as our Chief Executive Officer and our Chief Financial Officer during fiscal 2007 and our three highest paid executive officers during fiscal 2007 other than our Chief Executive Officer and Chief Financial Officer (collectively, our fiscal 2007 “Named Executive Officers” or “NEOs”):

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Lawrence N. Mondry — President and Chief Executive Officer	2007	486,154	487,912	299,995	461,302	—	—	105,686	1,841,049

Maynard Jenkins — Former Chairman and Chief Executive Officer	2007 2006	521,446 900,000	900,000 —	— —	308,755 447,454	— —	327,826 317,420	175,418 43,536	2,233,445 1,708,410

James D. Constantine — Executive Vice President of Finance and Chief Financial Officer	2007	66,462	40,352	18,495	25,780	—	—	19,119	170,208

Steven L. Korby — Former Interim Chief Financial Officer(7)	2007	300,000	—	—	—	—	—	27,104	327,104

James Riley — Former Senior Vice President and Chief Financial Officer	2007 2006	144,054 319,612	100,000 90,840	(133 25,430)	(322 82,852)	— —	— —	77,634 60,005	321,234 578,739

Dale Ward — Executive Vice President	2007 2006	358,077 337,365	— 105,000	87,985 51,530	156,211 89,991	90,125 —	— —	30,426 21,960	722,824 605,846

Larry Buresh — Senior Vice President and Chief Information Officer	2007 2006	337,308 321,916	— 99,000	76,797 48,779	131,964 81,969	84,875 —	— —	8,259 8,764	639,203 560,428

Randi Morrison — Senior Vice President, General Counsel and Secretary	2007	255,769	100,000	39,407	78,472	64,357	—	6,690	544,695

(1)	Fiscal 2007 bonus amounts represent guaranteed bonuses paid to Messrs. Mondry and Constantine pursuant to their respective employment arrangements, Mr. Jenkins’ succession bonus (pursuant to his employment agreement described in the “Compensation Discussion and Analysis — Employment and Post-Employment Arrangements” section above), and bonuses paid to Ms. Morrison and Mr. Riley during fiscal 2007 for their efforts in the completion of the fiscal 2005 Form 10-K (as described in the “Compensation Discussion and Analysis — Annual Cash Incentive Compensation” section above). Non-Equity Incentive Plan awards pursuant to the 2007 Bonus Plan to Messrs. Ward and Buresh and Ms. Morrison are described in footnote 4 below.

Fiscal 2006 bonuses represent bonuses for eligible associates under the 2006 General and Administrative Staff Incentive Plan (the “2006 G&A Plan”). These bonuses were calculated using a predetermined percentage of a participant’s annual base salary relative to specified target levels for the eligible associate’s level of individual performance and the Company’s performance. In the case of the 2006 NEOs, other than our Mr. Jenkins, bonuses were awarded at the target level established for the 2006 G&A Plan, equal to 30% of an officer’s year-end base salary (Mr. Riley’s bonus was prorated due to an approved medical leave of absence during a portion of fiscal 2006). The Compensation Committee used its discretion to award bonuses at the target level in view of the continued unavailability of financial statements for 2006 and earlier periods as well as the Board of Directors’ then desire to keep intact the Company’s management and administrative personnel notwithstanding the difficulties then being faced by the Company.

(2)	The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in fiscal 2006 and 2007 related to non-option stock awards granted in fiscal 2004, 2005, 2006, and 2007 in accordance with SFAS No. 123(R), excluding any impact of assumed forfeiture rates. Mr. Riley forfeited 8,399 restricted shares upon his departure from the Company in June 2007. Compensation cost in fiscal 2007 for Mr. Riley was impacted by this forfeiture.

For a discussion of valuation assumptions, see Note 2 to the Company’s Consolidated Financial Statements included in the annual report on Form 10-K for the year ended February 3, 2008 (the “2007 10-K”). Please also see the “Grants of Plan Based Awards in Fiscal 2007” table below for more information regarding the option awards the Company granted during fiscal 2007.

(3)	The amounts included in the “Option Awards” column are the amounts of compensation cost recognized by the Company in fiscal 2006 related to stock option awards in fiscal 2004, 2005 and 2006, and in fiscal 2007 related to stock option awards in fiscal 2005, 2006 and 2007 in accordance with FAS 123(R), excluding any impact of assumed forfeiture rates. Mr. Riley forfeited 56,914 stock options upon his departure from the Company in June 2007. Compensation cost in fiscal 2007 for Mr. Riley was impacted by this forfeiture.

For a discussion of valuation assumptions, see Note 2 to the Company’s Consolidated Financial Statements included in the 2007 10-K. Please also see the “Grants of Plan Based Awards in Fiscal 2007” table below for more information regarding the option awards the Company granted during fiscal year 2007.

(4)	Fiscal 2007 Non-Equity Incentive Plan Compensation represents bonuses for eligible associates under the 2007 Bonus Plan. These bonuses were calculated using a predetermined percentage of a participant’s annual base salary relative to specified target levels for the eligible associate’s level of individual performance. In the case of the 2007 NEOs who were eligible under the 2007 Bonus Plan, bonuses were awarded at the maximum level, equal to 25% of the officer’s year-end base salary.

(5)	The amounts included in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column are the changes in values of Mr. Jenkins’ SERP during fiscal 2006 and fiscal 2007. For additional information on the valuation assumptions used to calculate the pension value, refer to the “Pension Benefits” table below.

(6)	The amounts shown in the “All Other Compensation” column are attributable to the following:

•

Mr. Mondry: Amounts included for fiscal 2007 consist of life insurance premiums; a vehicle allowance ($2,000 per month); taxable cost of group-term life insurance; $65,638 of relocation and living expenses paid by the Company; and $24,612 tax gross up in relation to his relocation and living expenses.

•

Mr. Jenkins: Amounts included for fiscal 2007 consist of matching contributions to Mr. Jenkins’ 401(k) Plan; life insurance premiums; aggregate incremental cost attributed to the personal use of a Company-provided vehicle; taxable cost of group-term life insurance; $2,326 tax gross up in relation to personal use of Company-provided vehicle; and $158,548 payment representing accrued and unpaid vacation owed to him on his resignation date.

•

Mr. Constantine: Amounts included for fiscal 2007 consist of matching contributions to Mr. Constantine’s 401(k) Plan; life insurance premiums; taxable cost of group-term life insurance; relocation and living expenses paid by the Company; and $3,631 tax gross up in relation to his relocation and living expenses.

•	Mr. Korby: Amounts included for fiscal 2007 consist of life insurance premiums and $26,654 payment representing accrued and unpaid vacation owed to him on his termination date.

•

Mr. Riley: Amounts included for fiscal 2007 consist of matching contributions to Mr. Riley’s 401(k) Plan; life insurance premiums; aggregate incremental cost attributed to the personal use of a Company-provided vehicle; taxable cost of group-term life insurance; $2,744 tax gross up in relation to personal use of Company-provided vehicle and $65,860 payment representing accrued and unpaid vacation owed to him on his resignation date.

•

Mr. Ward: Amounts included for fiscal 2007 consist of matching contributions to Mr. Ward’s 401(k) Plan; life insurance premiums; aggregate incremental cost attributed to the personal use of a Company-provided vehicle; taxable cost of group-term life insurance; and $7,652 tax gross up in relation to personal use of Company-provided vehicle.

•	Mr. Buresh: Amounts included for fiscal 2007 consist of matching contributions to Mr. Buresh’s 401(k) Plan; life insurance premiums; and taxable cost of group-term life insurance.

•	Ms. Morrison: Amounts included for fiscal 2007 consist of matching contributions to Ms. Morrison’s 401(k) Plan; life insurance premiums; and taxable cost of group-term life insurance.

(7)	Mr. Korby became our interim Chief Financial Officer in fiscal 2007 following Mr. Riley’s resignation. Pursuant to an Interim Executive Services Agreement entered into between Mr. Korby and the Company, Mr. Korby was paid $50,000 per month for his services.

Grants of Plan-Based Awards in Fiscal 2007

The following table shows all Grants of Plan-Based Awards in fiscal 2007 to each of the NEOs:

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Closing Price of Stock on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)
Lawrence Mondry	06/13/07	(6)	—	—	—	—	300,000	18.66	18.56	1,916,130
	06/13/07	(6)	—	—	—	75,000	—	—	18.56	1,399,125
	10/20/07	(7)	—	—	—	—	144,847	10.80	10.53	521,666
Maynard Jenkins	—		—	—	—	—	—	—	—	—
James Constantine	11/14/07	(8)	—	—	—	—	100,000	10.15	10.01	348,820
	11/14/07	(8)	—	—	—	25,000	—	—	10.01	250,250
Steven Korby	—		—	—	—	—	—	—	—	—
James Riley	—		—	—	—	—	—	—	—	—
Dale Ward	10/20/07		—	—	—	—	70,209	10.80	10.53	252,858
	10/20/07		—	—	—	10,271	—	—	10.53	108,154
	11/11/07		31,544	54,075	90,125	—	—	—	—	—
Larry Buresh	10/20/07		—	—	—	—	56,202	10.80	10.53	202,412
	10/20/07		—	—	—	8,222	—	—	10.53	86,578
	11/11/07		29,706	50,925	84,875	—	—	—	—	—
Randi Morrison	10/20/07		—	—	—	—	42,627	10.80	10.53	153,521
	10/20/07		—	—	—	6,236	—	—	10.53	65,665
	11/11/07		22,531	38,625	64,357	—	—	—	—	—

(1)	These columns show the range of payouts targeted for fiscal 2007 performance under the 2007 Bonus Plan. The amount shown in the “target” column represents the incentive payment that would have been earned by each NEO if the target level for the performance objective had been attained (equivalent to 15% of the NEO’s base salary in effect at the end of fiscal 2007). The amount shown in the “maximum” column represents the maximum amount payable under the 2007 Bonus Plan (equivalent to 25% of the NEO’s base salary in effect at the end of fiscal 2007). The amount shown in the “threshold” column represents the amount payable under the 2007 Bonus Plan if only the minimum level of performance is achieved on the individual performance objectives (equivalent to 8.75% of the NEO’s base salary in effect at the end of fiscal 2007). Additional information regarding the 2007 Bonus Plan and the criteria applied in determining the amounts payable under the 2007 Bonus Plan, can be found in the “Compensation Discussion and Analysis” under the subheading “Annual Cash Incentive Compensation.” The actual amount of incentive bonus earned by each of our fiscal 2007 NEOs is reported in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table.”

(2)	Represents time vested restricted stock awards. The terms of the restricted stock awards provide for three equal annual vestings commencing one year from the award date.

(3)	Once vested, these stock options generally expire at the end of seven years from the date of grant; one year after eligible retirement, death, disability or involuntary termination by the Company (or any purchaser, successor or assign) in connection with a change in control (each defined in the 2004 Stock Plan); three months after employment is terminated for any other reason; or immediately upon an employee’s receipt of the notice of termination if the associate is terminated for Cause (as defined in the 2004 Stock Plan). However, pursuant to the provisions of the 2004 Stock Plan, in no event will any option be exercisable more than ten years after the date the option is granted.

(4)	On October 20, 2007, the Compensation Committee awarded stock options and restricted stock to certain Company employees, including the NEOs who were employed with the Company at the time of grant. The exercise price of the stock options was $10.795 per share, which was the high-low average of our common stock as reported on the NYSE. During fiscal 2007, the Compensation Committee also awarded stock options and restricted stock (or in Mr. Mondry’s case, restricted stock units) to each of the senior executive officers that the Company hired during the year. The exercise price of these new hire stock options was the high-low average of our common stock as reported on the NYSE on the date of grant, reflected in the table above. We use the average of the high and low prices of the Company’s common stock on the date of the grant in accordance with the terms of our 2004 Stock Plan, described in more detail in the “Compensation Discussion and Analysis” section above. The terms of the options provide for vesting in three equal annual installments commencing one year from the grant date, subject to acceleration under certain circumstances as noted above in the “Compensation Discussion and Analysis” under the heading “Long-Term Equity-Based Incentive Awards. The options have a term of seven years and will expire on October 20, 2014, unless terminated earlier in accordance with the provisions of the 2004 Stock Plan.

(5)	The grant date fair values for the stock option grants are based on the Black-Scholes option pricing model. Based on assumed (i) risk free interest rate ranging from 4.03% to 5.13%, (ii) expected stock price volatility ranging from 31.0% to 38.0%, (iii) no dividend yield and (iv) option exercises occurring after four and one-half years, the model produces a per option share value ranging from $3.39 to $6.41.

(6)	Pursuant to his employment agreement, on June 13, 2007, Mr. Mondry was awarded 300,000 stock options and 75,000 restricted stock units.

(7)	As discussed above in the “Compensation Discussion and Analysis” section, Mr. Mondry was awarded 144,847 stock options on October 20, 2007.

(8)	Upon his hire as Executive Vice President of Finance and Chief Financial Officer, on November 14, 2007, Mr. Constantine was awarded 100,000 stock options and 25,000 shares of restricted stock.

Outstanding Equity Awards at Fiscal 2007 Year-End

The following table includes certain information concerning unexercised stock options, stock options that have not vested, LTIP awards and stock awards that have not vested for each of the NEOs as of February 3, 2008:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards				Option Expiration Date		Stock Awards
		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)				Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Lawrence Mondry	300,000	—		18.66		06/13/2014		75,000	673,500
	144,847	—		10.80		10/20/2014		—	—
Maynard Jenkins	242,424	—		13.32		08/15/2008	(2)	—	—
	183,673	—		16.35		08/15/2008	(2)	—	—
	—	750,000	(3)	N/A	(4)	5/15/2010	(3)	—	—
James Constantine	—	100,000		10.15		11/14/2014		25,000	224,500
Steve Korby	—	—		—		—		—	—
James Riley	—	—		—		—		—	—
Dale Ward	4,125	—		9.87		04/05/2009		—	—
	40,934	—		13.32		10/18/2011		—	—
	28,676	—		16.35		06/28/2012		1,582	14,206
	12,580	25,161		16.62		11/30/2013		4,214	37,842
	—	70,209		10.80		10/20/2014		10,271	92,234
	—	187,500	(3)	N/A	(4)	5/15/2010	(3)	—	—
Larry Buresh	25,000	—		11.00		02/09/2009		—	—
	17,000	—		11.00		02/09/2009		—	—
	1,250	—		11.00		02/09/2009		—	—
	12,500	—		9.87		04/05/2009		—	—
	38,141	—		13.32		10/18/2011		—	—
	27,555	—		16.35		06/28/2012		1,520	13,650
	10,082	20,165		16.62		11/30/2013		3,377	30,325
	—	56,202		10.80		10/20/2014		8,222	73,834
	—	187,500	(3)	N/A	(4)	5/15/2010	(3)	—	—
Randi Morrison	660	—		9.87		04/05/2009		—	—
	5,089	—		19.58		02/02/2011		—	—
	12,000	—		13.32		10/18/2011		—	—
	7,727	—		16.35		06/28/2012		427	3,834
	7,638	15,276		16.62		11/30/2013		2,558	22,971
	—	42,627		10.80		10/20/2014		6,236	55,999
	—	93,750	(3)	N/A	(4)	5/15/2010	(3)	—	—

(1)	Based on the closing price of our common stock as of February 1, 2008 ($8.98 per share), as reported on the NYSE.

(2)	Mr. Jenkins retired from the Company on August 15, 2007. Pursuant to the 2004 Stock Plan, Mr. Jenkins’ options that were then outstanding remain exercisable for one year following his retirement.

(3)

Represents number of incentive units granted under the LTIP unvested at fiscal 2007 year-end. Subject to specific exceptions (e.g., retirement) as set forth in the LTIP, each LTIP participant will be entitled to receive a distribution of cash on May 15 of each of the calendar years 2007, 2008, 2009 and 2010 (each date being a “Payment Date”) equal in value to the amount by which the average of the per share closing prices of the Company’s common stock over a specified period of time (after release of the fiscal year earnings for the immediately preceding fiscal year) exceeds the base value of $20.00 (which is subject to adjustment in the event of a change in the Company’s capitalization) multiplied by 25% of the LTIP participant’s aggregate number of incentive bonus units, so long as LTIP participant remains continuously employed by the Company through the applicable Payment Date. In the event the formula described above results in no payment to the LTIP participant on a Payment Date, then the incentive bonus units vesting on such date will be forfeited without consideration. On May 15, 2007, the formula described above resulted in no payment to the LTIP participants. Accordingly, on May 15, 2007, Messrs. Jenkins, Riley, Ward, and Buresh and Ms. Morrison each forfeited 25% of their total incentive bonus units. Subsequent to fiscal 2007 year end, on May 15, 2008, the formula described above resulted in no payment to the LTIP participants. Accordingly, on May 15, 2008, Messrs. Jenkins, Ward, and Buresh and Ms. Morrison each forfeited an additional 25% of their total (as of the initial grant) incentive bonus units. Mr. Riley forfeited all of his remaining incentive bonus units upon his resignation in June 2007.

(4)	There is no exercise price for LTIP incentive units.

Vesting Schedule of all Outstanding Stock Option and Restricted Stock Grants at

Fiscal 2007 Year-End

The following table includes vesting information on each of the outstanding stock option and restricted stock grants represented in the Outstanding Equity Awards at Fiscal 2007 Year-End Table:

Option/Stock Award Expiration Date	Vesting Date - First 1/3 of Option/Stock Award	Vesting Date - Second 1/3 of Option Award	Vesting Date - Final 1/3 of Option Award
08/15/2008(1)	10/18/2005	10/18/2006	8/15/2007
	1/29/2006	1/29/2006	1/29/2006
02/09/2009(2)	11/9/2000	11/9/2001	11/9/2002
	4/30/2001	4/30/2002	4/30/2003
	2/9/2003	2/9/2004	2/9/2005
04/05/2009	04/05/2003	04/05/2004	04/05/2005
02/02/2011(3)	02/02/2005	01/29/2006	01/29/2006
10/18/2011	10/18/2005	10/18/2006	10/18/2007
06/28/2012(3)	01/29/2006	01/29/2006	01/29/2006
11/30/2013	11/30/2007	11/30/2008	11/30/2009
06/13/2014	06/13/2008	06/13/2009	06/13/2010
10/20/2014	10/20/2008	10/20/2009	10/20/2010
11/14/2014	11/14/2008	11/14/2009	11/14/2010

(1)	Mr. Jenkins retired from the Company on August 15, 2007. Pursuant to the 2004 Stock Plan, Mr. Jenkins’ options that were then outstanding remain exercisable for one year following his retirement. At Mr. Jenkins’ retirement date, all of his stock options had already vested, except for one tranche of 80,808 stock options that would have vested on October 18, 2007. Because Mr. Jenkins retired after the age of 65 and had at least 10 years of service with the Company, all of Mr. Jenkins’ then unvested stock options (80,808) vested upon his retirement pursuant to the terms of the 2004 Stock Plan.

(2)	In 2001, the Compensation Committee authorized the re-price and re-grant of all stock option awards outstanding with an exercise price greater than $14.00 for the then members of senior management. Such options were to be re-granted with an exercise price the higher of 1) the fair market value of the Company’s common stock on the re-grant date, or 2) a value between $10.00 and $11.00. Each of the stock option grants would continue to vest (if not already fully vested) based on its original vesting schedule.

(3)

On January 29, 2006, the last day of fiscal 2005, the Compensation Committee authorized the acceleration of all stock options previously granted to employees and executive officers with an exercise price greater than $15.90 (the market price of the Company’s stock on January 27, 2006). Vesting of option awards granted subsequent to this action (as well as those with exercise prices below $15.90) was not accelerated and such awards will vest equally over the service period established in the award, typically three years. The primary purpose of the accelerated vesting was to enable the Company to avoid recognizing future compensation expense associated with these options upon the planned adoption of SFAS No. 123R in fiscal 2006. This included the general stock option grant set to expire on June 28, 2012 and Ms. Morrison’s stock option grant set to expire on February 2, 2011. The restricted stock granted June 28, 2005 shall continue to vest in three installments each on the first, second and third anniversaries of the grant date, subject to acceleration under certain circumstances as described above the “Compensation Discussion and Analysis” under the heading “Long-Term Equity Based Incentive Awards.”

Option Exercises and Stock Vested in Fiscal 2007

The following table includes certain information with respect to the options exercised and restricted stock vested by each of the NEOs as of February 3, 2008:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting ($)(1)
Lawrence Mondry	—	—	—	—
Maynard Jenkins	—	—	—	—
James Constantine	—	—	—	—
Steve Korby	—	—	—	—
James Riley	—	—	—	—
Dale Ward	—	—	1,582	29,235
	—	—	1,884	20,950
	—	—	2,106	20,534
Larry Buresh	—	—	1,520	28,090
	—	—	1,755	19,516
	—	—	1,688	16,458
Randi Morrison	—	—	426	7,872
	—	—	534	5,938
	—	—	1,279	12,470

(1)	Represents the market value of the shares of restricted stock on the day the stock vested. These shares represent restricted stock granted in fiscal 2004, 2005 and 2006 that vested during fiscal 2007.

Pension Benefits in Fiscal 2007

The following table includes certain information with respect to any plans that provide for payments to our NEOs at, or following, retirement from the Company as of February 3, 2008:

Name	Plan Name		Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)(2)
Larry Mondry	—		—	—	—
Maynard Jenkins	SERP	(3)	N/A	3,990,632	400,000
James Constantine	—		—	—	—
Steve Korby	—		—	—	—
James Riley	—		—	—	—
Dale Ward	—		—	—	—
Larry Buresh	—		—	—	—
Randi Morrison	—		—	—	—

(1)	The estimated present value of the accumulated benefit is based on an applicable discount rate of 8.5%.

(2)	Pursuant to the terms of the SERP, Mr. Jenkins was paid $400,000 thirty days following his retirement from the Company on August 15, 2007 and $200,000 six months following his first payment (which was paid in fiscal 2008). In accordance with the SERP, Mr. Jenkins is scheduled to be paid $600,000 per annum until he has been paid the full amount to which he is entitled under his SERP (an additional $5,400,000).

(3)	The Company entered into this SERP with Mr. Jenkins in August 2000. Mr. Jenkins became fully vested in the maximum SERP benefit on February 1, 2006.

Additional information regarding the SERP can be found above under the heading “Compensation Discussion and Analysis.”

Non-Qualified Deferred Compensation in Fiscal 2007

The Company sponsors the CSK Auto, Inc. Deferred Compensation Plan, an unfunded deferred compensation plan maintained primarily to provide deferred compensation benefits for a select group of “management or highly compensated employees” as defined by the Employee Retirement Income Security Act of 1974, as amended. The deferred compensation plan permits participants voluntarily to defer up to 50% of their salary and 100% of their annual bonus without regard to the limitations under the Internal Revenue Code of 1986, as amended, applicable to the Company’s tax-qualified plans. The Company may also make matching contributions to a participant’s account under this plan. Deferred amounts and any matching contributions under the deferred compensation plan are 100% vested at all times, and are invested on behalf of the participant in investment vehicles selected from time to time by the administrators of the plan. Benefits are payable at retirement in either a lump sum or installments for up to 12 years. Benefits upon a termination of employment prior to retirement are payable only in a lump sum. As reflected in the following table, only one of the Named Executive Officers participated in the Deferred Compensation Plan in fiscal 2007:

Name	Executive Contributions in Fiscal 2007 ($)(1)	Registrant Contributions in Fiscal 2007 ($)	Aggregate Earnings in Fiscal 2007 ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Fiscal 2007 Year-End ($)
Lawrence Mondry	—	—	—	—	—
Maynard Jenkins	—	—	—	—	—
James Constantine	—	—	—	—	—
Steve Korby	—	—	—	—	—
James Riley	—	—	—	—	—
Dale Ward	—	—	—	—	—
Larry Buresh	46,679	—	(3,425)	0	102,366
Randi Morrison	—	—	—	—	—

(1)	Reflects amounts contributed by the NEO to the Deferred Compensation Plan during the covered period. Accordingly, these amounts are also reported as compensation to the NEO in the Summary Compensation Table.

Potential Payments Upon Termination or Change In Control

The following tables illustrate estimated amounts of compensation payable to our current Named Executive Officers in the event of termination of such executive’s employment based on severance and retention arrangements, equity plans, and in the case of Mr. Mondry, his employment agreement in effect at the end of fiscal 2007. See “— Compensation Discussion and Analysis — Employment and post-employment arrangements” for a detailed description of these arrangements. These tables assume a February 1, 2008 termination date, and, where applicable, the closing price of our common stock was $8.98 (as reported on the NYSE on February 1, 2008). Actual compensation paid can only be determined at the time of the executive officer’s departure from the Company. Amounts actually received by Messrs. Jenkins, Riley, and Korby upon their departures from the Company during fiscal 2007 are described below under the heading “Post-Employment Benefits for Messrs. Jenkins, Riley, and Korby.”

Lawrence Mondry

Executive Payments Upon Termination	Voluntary Termination ($)	Retirement ($)	Death ($)	Disability ($)	Involuntary For Cause Termination ($)	Involuntary Not for Cause (by Company) or For Good Reason (by Executive) Termination ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance (1)	—	—	—	—	—	1,600,000	3,200,000
Retention Bonus	—	—	—	—	—	—	—
Acceleration of Unvested Equity Awards
Stock Options (2)	—	—	0	0	—	—	0
Restricted Stock/RSUs (2)	—	—	673,500	673,500	—	673,500	673,500
Health and Welfare coverage (3)	—	—	—	—	—	—	—
Tax Gross Up (4)	—	—	—	—	—	—	—
Earned Vacation	127,269	127,269	127,269	127,269	127,269	127,269	127,269
Outplacement Services	—	—	—	—	—	—	—

Total	127,269	127,269	800,769	800,769	127,269	2,400,769	4,000,769

(1)	If the Company had terminated Mr. Mondry without cause or Mr. Mondry terminated his employment for good reason, in each case, other than within the one year period following a change in control and subject to Mr. Mondry’s continued compliance with his non-competition and other covenants to the Company, Mr. Mondry would have received, in addition to the other amounts described in the table above, a severance payment equal to two years of his then base salary, payable in equal monthly installments following his termination of employment. If a change in control of the Company had occurred and the Company terminated Mr. Mondry without cause or Mr. Mondry terminated his employment for any reason (including good reason), in each case within one year after the change in control, then, in addition to the other amounts described in the table above, Mr. Mondry would have been entitled to a severance payment equal to two times the sum of his then base salary and target bonus amount.

(2)	If the Company had terminated Mr. Mondry without cause or Mr. Mondry terminated his employment for good reason, in each case, other than within the one year period following a change in control, any unvested portion of the initial stock option and restricted stock unit awards granted to Mr. Mondry upon the commencement of his employment with the Company would have automatically vested. If a change in control of the Company had occurred (whether or not Mr. Mondry’s employment was terminated), any unvested portion of the initial stock option and restricted stock unit awards granted to Mr. Mondry upon the commencement of his employment with the Company, as well as 50,000 of the 144,847 stock options granted to him on October 20, 2007 would have automatically vested. At fiscal 2007 year end, the exercise price for all of Mr. Mondry’s stock options was above the fair market of our common stock, (as reported on the NYSE on February 1, 2008).

(3)	At fiscal 2007 year end, Mr. Mondry’s employment arrangements did not provide for continued medical benefits following a termination of employment.

(4)	Mr. Mondry’s employment agreement does not provide for any tax gross-up in the event that any payment to be made to Mr. Mondry is subject to the golden parachute excise tax. If the Company determines that on the date of termination or such other relevant time, Mr. Mondry is a “specified employee” (as defined in Section 409A of the IRC) and that any payments to be provided to Mr. Mondry pursuant to the agreement are or may become subject to additional taxes or penalties under Section 409A, then such payments will be delayed until six months after “separation from service” (as defined in Section 409A of the IRC) or such shorter period deemed sufficient by the Company to avoid any additional taxes or penalties under Section 409A.

Fiscal 2008 Amendments to Mr. Mondry’s Employment Agreement

Subsequent to fiscal 2007 year end, in March 2008, the Committee approved amendments to Mr. Mondry’s employment agreement based on the non-management directors’ determination that it was in the Company’s stockholders’ best interests that Mr. Mondry remain keenly focused on his assigned duties and the operations of the business in the context of the uncertainty and potential for distraction associated with the likelihood of a change in control. The amendments provide Mr. Mondry with the following additional benefits:

•

Following the execution of an agreement that, if consummated, would result in a change in control (as defined in the 2004 Stock Plan), Mr. Mondry, who currently resides outside of the Phoenix, Arizona area shall not be required or permitted (at the Company’s expense) to relocate to Phoenix.

•

Continued health coverage (medical, dental and vision) for a period of one year subsequent to the termination of his employment by the Company without cause or by Mr. Mondry for good reason, or termination of his employment by the Company without cause or by Mr. Mondry for any reason (including good reason) within one year after a change in control of the Company. At the time when this health coverage ends, Mr. Mondry will be entitled (at his own election and expense) to COBRA coverage for an additional eighteen months.

•

The relocation benefits and car allowance described in his employment agreement and currently provided to Mr. Mondry thereunder and under CSK Auto, Inc.’s travel and relocation policies (including temporary housing in the Phoenix area, weekly travel between his home in Dallas, Texas and Phoenix and a tax gross-up for any taxable income incurred as a result of such benefits), which were scheduled to expire on June 30, 2008, will be extended until the earlier of the date that is eight months following the consummation of a change in control transaction or thirty days following his termination of employment for any reason.

•

Failure to honor any of the agreements regarding the reimbursement of travel and relocation expenses described above will also be considered “good reason” for Mr. Mondry to terminate employment under his employment agreement.

•

The Company will also reimburse Mr. Mondry for the cost of transporting his family and personal belongings from Phoenix back to his home city following a termination of employment (other than termination of employment for cause).

•

If there is a termination of employment following a change in control and such termination is within one year of Mr. Mondry’s initial hire (June 8, 2007), Mr. Mondry will not be required to repay to the Company any relocation expenses properly incurred or expended and previously reimbursed by the Company.

Senior Management Team (other than Mr. Mondry)

Any payments owed to each of the following individuals upon a termination of employment or a change in control of the Company are based on (1) the severance and retention agreements described above in the “Compensation Discussion and Analysis” under the heading “Employment and Post-Employment Arrangements,” (2) any stock option or restricted stock agreements entered into between the Named Executive Officer and the Company, and (3) in the case of Messrs. Ward and Buresh and Ms. Morrison, any LTIP agreement entered into between the Named Executive Officer and the Company.

Subsequent to fiscal 2007 year end, the Committee approved amendments to each of the senior executive officer’s severance and retention agreements. A narrative discussion of the additional benefits provided by these amendments follows the tabular discussion in this section.

James Constantine

Executive Payments Upon Termination	Voluntary Termination ($)	Retirement ($)	Death ($)	Disability ($)	Involuntary For Cause Termination ($)	Involuntary Not for Cause (by Company) or For Good Reason (by Executive) Termination ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance (1)	—	—	—	—	—	576,000	576,000
Retention Bonus (2)	—	—	—	—	—	—	90,000
Acceleration of Unvested Equity Awards
Stock Options (3)	—	—	0	0	—	—	0
Restricted Stock (3)	—	—	224,500	224,500	—	224,500	224,500
Health and Welfare coverage (4)	—	—	—	—	—	20,000	20,000
Tax Gross Up (5)	—	—	—	—	—	—	0
Earned Vacation	42,612	42,612	42,612	42,612	42,612	42,612	42,612
Outplacement Services	—	—	—	—	—	54,000	54,000

Total	42,612	42,612	267,112	267,112	42,612	917,112	1,007,112

(1)	If the Company had terminated Mr. Constantine without cause or Mr. Constantine terminated his employment for good reason, in each case, other than within the one year period following a change in control, or if a change in control of the Company had occurred and the Company terminated Mr. Constantine without cause or Mr. Constantine terminated his employment for good reason, in each case within one year after the change in control, and in all cases subject to Mr. Constantine’s continued compliance with his non-competition and other covenants to the Company, Mr. Constantine would have received, in addition to the other amounts described in the table above, a severance payment equal to 100% of the sum of his then base salary and target bonus (60% of his base salary). These payments would have been made in equal monthly installments over a twelve month period, subject to deferral pursuant to IRC Section 409A.

(2)	Had a change in control occurred and (i) Mr. Constantine remained continuously employed by the Company or its affiliates or the continuing or surviving corporation on a full-time basis through the date that is six months following the change in control date or (ii) Mr. Constantine’s employment with the Company was terminated (a) by the Company without cause or (b) by Mr. Constantine for good reason, in each case before the date that is six months following the change in control date, Mr. Constantine would have received three months of his then current base salary, which would have been paid in a lump sum within 10 days following the date that is six months following the change in control date.

(3)	If the Company had terminated Mr. Constantine without cause or Mr. Constantine terminated his employment for good reason, in each case, other than within the one year period following a change in control, any unvested portion of the initial stock option and restricted stock awards granted to Mr. Constantine following the commencement of his employment with the Company would have automatically vested. If a change in control of the Company had occurred (whether or not Mr. Constantine’s employment was terminated), any unvested portion of the initial stock option and restricted stock awards granted to Mr. Constantine upon the commencement of his employment with the Company would have automatically vested. At fiscal 2007 year end, the exercise price for all of Mr. Constantine’s stock options was above the fair market of our common stock, (as reported on the NYSE on February 1, 2008).

(4)	This figure represents the estimated cost of the continued medical benefits for one year under Mr. Constantine’s severance and retention agreement based on the current premium costs as well as an estimated reimbursement of $8,000 per year of out-of-pocket Exec-U-Care expenses (amounts not to be grossed up for taxes).

(5)	Had Mr. Constantine’s employment terminated at fiscal 2007 year end, he would not have been subject to an excise tax, and thus no gross-up payments would have been payable to Mr. Constantine.

Dale Ward

Executive Payments Upon Termination	Voluntary Termination ($)	Retirement ($)		Death ($)		Disability ($)		Involuntary For Cause Termination ($)	Involuntary Not for Cause (by Company) or For Good Reason (by Executive) Termination ($)		Involuntary Termination Following a Change in Control ($)
Cash Severance (1)	—	—		—		—		—	576,800		576,800
Retention Bonus (2)	—	—		—		—		—	—		90,125
Acceleration of Unvested Equity Awards (3)
Stock Options (3)	—	—		0		0		—	—		0
Restricted Stock (3)	—	—		144,282		144,282		—	—		144,282
Health and Welfare coverage (4)	—	—		—		—		—	20,000		20,000
LTIP Units (5)	—	0	(6)	0	(7)	0	(7)	—	0	(8)	0	(9)
Tax Gross Up (10)	—	—		—		—		—	—		0
Earned Vacation	61,801	61,801		61,801		61,801		61,801	61,801		61,801
Outplacement Services	—	—		—		—		—	54,075		54,075

Total	61,801	61,801		206,083		206,083		61,801	712,676		947,083

(1)	If the Company had terminated Mr. Ward without cause or Mr. Ward terminated his employment for good reason, in each case, other than within the one year period following a change in control, or if a change in control of the Company had occurred and the Company terminated Mr. Ward without cause or Mr. Ward terminated his employment for good reason, in each case within one year after the change in control, and in all cases subject to Mr. Ward’s continued compliance with his non-competition and other covenants to the Company, Mr. Ward would have received, in addition to the other amounts described in the table above, a severance payment equal to 100% of the sum of his then base salary and target bonus (60% of base salary). These payments would have been made in equal monthly installments over a twelve month period, subject to deferral pursuant to IRC Section 409A.

(2)	Had a change in control occurred and (i) Mr. Ward remained continuously employed by the Company or its affiliates or the continuing or surviving corporation on a full-time basis through the date that is six months following the change in control date or (ii) Mr. Ward’s employment with the Company was terminated (a) by the Company without cause or (b) by Mr. Ward for good reason, in each case before the date that is six months following the change in control date, Mr. Ward would have received three months of his then current base salary, which would have been paid in a lump sum within 10 days following the date that is six months following the change in control date.

(3)	If the Company had terminated Mr. Ward without cause or Mr. Ward terminated his employment for good reason, in each case, other than within the one year period following a change in control, any unvested portion of the stock option and restricted stock awards granted to Mr. Ward would have automatically vested. If a change in control of the Company had occurred (whether or not Mr. Ward’s employment was terminated), any unvested portion of the stock option and restricted stock awards granted to Mr. Ward would have automatically vested. At fiscal 2007 year end, the exercise price for all of Mr. Ward’s stock options was above the fair market of our common stock, (as reported on the NYSE on February 1, 2008).

(4)	This figure represents the estimated cost of the continued medical benefits for one year under Mr. Ward’s severance and retention agreement based on the current premium costs as well as an estimated reimbursement of $8,000 per year of out-of-pocket Exec-U-Care expenses (amounts not to be grossed up for taxes).

(5)	For each incentive bonus unit vested, the LTIP participant shall be entitled to receive a cash payment from the Company equal to the per share excess amount, if any, by which the average of the per share closing prices of the Company’s common stock on the NYSE over a specified period of time (after release of by the Company of its fiscal year earnings) (the “measuring period”) exceeds $20 per share (which figure is subject to certain adjustments in the event of a change in the Company’s capitalization) the (“LTIP Payment”).

(6)	If Mr. Ward’s employment is terminated by reason of his retirement (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Ward will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to him pursuant to the LTIP, with such amount determined and paid as if he had not retired but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Mr. Ward is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Ward would be $0.

(7)	If Mr. Ward’s employment is terminated due to death or following a disability and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Ward or his estate will be entitled to an LTIP Payment of (1) 100% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs and (2) 50% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year immediately following the Plan Year in which the termination date occurs, in each case with such amounts determined and paid as if he had not died or become disabled but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Mr. Ward is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Ward would be $0.

(8)	If Mr. Ward’s employment is terminated by the Company without cause (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Ward will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs, with such amounts determined and paid as if he had remained employed by the Company through the applicable remaining payment date. The amount of cash, if any, that will ultimately be received by Mr. Ward is not known until the end of the measuring period (which, barring a change in control, would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Ward would be $0.

(9)	If Mr. Ward’s employment is terminated following a change in control of the Company (1) by reason of his death, disability or retirement or (2) by reason of a termination of employment by the Company without cause or by Mr. Ward with good reason (cause and good reason being defined in the LTIP), Mr. Ward will be entitled to an immediate cash payment equal to the per share excess, if any, of the per share value of the consideration received by the Company’s common stockholders in a change in control transaction as determined by the Committee in good faith and $20, multiplied by 100% of the aggregate number of incentive bonus units awarded to Mr. Ward and in respect of which Mr. Ward has not yet received payment. Assuming the per share transaction value of the consideration received by the Company’s common stockholders following a change in control of the Company is the same as the stock price on February 1, 2008, the total amount payable to Mr. Ward would be $0.

(10)	Had Mr. Ward’s employment terminated at fiscal 2007 year end, he would not have been subject to an excise tax, and thus no gross-up payments would have been payable to Mr. Ward.

Larry Buresh

Executive Payments Upon Termination	Voluntary Termination ($)	Retirement ($)		Death ($)		Disability ($)		Involuntary For Cause Termination ($)	Involuntary Not for Cause (by Company) or For Good Reason (by Executive) Termination ($)		Involuntary Termination Following a Change in Control ($)
Cash Severance (1)	—	—		—		—		—	543,200		543,200
Retention Bonus (2)	—	—		—		—		—	—		84,875
Acceleration of Unvested Equity Awards
Stock Options (3)	—	—		0		0		—	—		0
Restricted Stock (3)	—	—		117,809		117,809		—	—		117,809
Health and Welfare coverage (4)	—	—		—		—		—	14,000		14,000
LTIP Units (5)	—	0	(6)	0	(7)	0	(7)	—	0	(8)	0	(9)
Tax Gross Up (10)	—	—		—		—		—	—		0
Earned Vacation	54,646	54,646		54,646		54,646		54,646	54,646		54,646
Outplacement Services	—	—		—		—		—	50,925		50,925

Total	54,646	54,646		172,455		172,455		54,646	662,771		865,455

(1)

If the Company had terminated Mr. Buresh without cause or Mr. Buresh terminated his employment for good reason, in each case, other than within the one year period following a change in control, or if a change in control of the Company had occurred and the Company terminated Mr. Buresh without cause or Mr. Buresh terminated his employment for good reason, in each case within one year after the change in control, and in all cases subject to Mr. Buresh’s continued compliance with his non-competition and other covenants to the Company, Mr. Buresh would have received, in addition to the other amounts described in the table above, a severance payment equal to 100% of the sum of his then base salary and target bonus (60% of base salary). These payments would have been made in equal monthly installments over a twelve month period, subject to deferral pursuant to IRC Section 409A.

(2)	Had a change in control occurred and (i) Mr. Buresh remained continuously employed by the Company or its affiliates or the continuing or surviving corporation on a full-time basis through the date that is six months following the change in control date or (ii) Mr. Buresh’s employment with the Company was terminated (a) by the Company without cause or (b) by Mr. Buresh for good reason, in each case before the date that is six months following the change in control date, Mr. Buresh would have received three months of his then current base salary, which would have been paid in a lump sum within 10 days following the date that is six months following the change in control date.

(3)	If the Company had terminated Mr. Buresh without cause or Mr. Buresh terminated his employment for good reason, in each case, other than within the one year period following a change in control, any unvested portion of the stock option and restricted stock awards granted to Mr. Buresh would have automatically vested. If a change in control of the Company had occurred (whether or not Mr. Buresh’s employment was terminated), any unvested portion of the stock option and restricted stock awards granted to Mr. Buresh would have automatically vested. At fiscal 2007 year end, the exercise price for all of Mr. Buresh’s stock options was above the fair market of our common stock, (as reported on the NYSE on February 1, 2008).

(4)	This figure represents the estimated cost of the continued medical benefits for one year under Mr. Buresh’s severance and retention agreement based on the current premium costs as well as an estimated reimbursement of $8,000 per year of out-of-pocket Exec-U-Care expenses (amounts not to be grossed up for taxes).

(5)	For each incentive bonus unit vested, the LTIP participant shall be entitled to receive the LTIP Payment (as defined above).

(6)	If Mr. Buresh’s employment is terminated by reason of his retirement (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Buresh will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to him pursuant to the LTIP, with such amount determined and paid as if he had not retired but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Mr. Buresh is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Buresh would be $0.

(7)	If Mr. Buresh’s employment is terminated due to death or following a disability and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Buresh or his estate will be entitled to an LTIP Payment of (1) 100% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs and (2) 50% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year immediately following the Plan Year in which the termination date occurs, in each case with such amounts determined and paid as if he had not died or become disabled but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Mr. Buresh is not known until the end of the measuring period (which, barring a change in control, would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Buresh would be $0.

(8)

If Mr. Buresh’s employment is terminated by the Company without cause (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Mr. Buresh will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to him with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs, with such amounts determined and paid as if he had remained employed by the Company through the applicable remaining payment date. The amount of cash, if any, that will ultimately be received by Mr. Buresh is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Mr. Buresh would be $0.

(9)	If Mr. Buresh’s employment is terminated following a change in control of the Company (1) by reason of his death, disability or retirement or (2) by reason of a termination of employment by the Company without cause or by Mr. Buresh with good reason (cause and good reason being defined in the LTIP), Mr. Buresh will be entitled to an immediate cash payment equal to the per share excess, if any, of the per share value of the consideration received by the Company’s common stockholders in a change in control transaction as determined by the Committee in good faith and $20, multiplied by 100% of the aggregate number of incentive bonus units awarded to Mr. Buresh and in respect of which Mr. Buresh has not yet received payment. Assuming the per share transaction value of the consideration received by the Company’s common stockholders following a change in control of the Company is the same as the stock price on February 1, 2008, the total amount payable to Mr. Buresh would be $0.

(10)	Had Mr. Buresh’s employment terminated at fiscal 2007 year end, he would not have been subject to an excise tax, and thus no gross-up payments would have been payable to Mr. Buresh.

Randi Morrison

Executive Payments Upon Termination	Voluntary Termination ($)	Retirement ($)		Death ($)		Disability ($)		Involuntary For Cause Termination ($)	Involuntary Not for Cause (by Company) or For Good Reason (by Executive) Termination ($)		Involuntary Termination Following a Change in Control ($)
Cash Severance (1)	—	—		—		—		—	412,000		412,000
Retention Bonus (2)	—	—		—		—		—	—		64,375
Acceleration of Unvested Equity Awards
Stock Options (3)	—	—		0		0		—	—		0
Restricted Stock (3)	—	—		82,805		82,805		—	—		82,805
Health and Welfare coverage (4)	—	—		—		—		—	10,000		10,000
LTIP Units (5)	—	0	(6)	0	(7)	0	(7)	—	0	(8)	0	(9)
Tax Gross Up (10)	—	—		—		—		—	—		0
Earned Vacation	34,255	34,255		34,255		34,255		34,255	34,255		34,255
Outplacement Services	—	—		—		—		—	38,625		38,625

Total	34,255	34,255		117,060		117,060		34,255	494,880		642,060

(1)	If the Company had terminated Ms. Morrison without cause or Ms. Morrison terminated her employment for good reason, in each case, other than within the one year period following a change in control, or if a change in control of the Company had occurred and the Company terminated Ms. Morrison without cause or Ms. Morrison terminated her employment for including good reason, in each case within one year after the change in control, and in all cases subject to Ms. Morrison’s continued compliance with her non-competition and other covenants to the Company, Ms. Morrison would have received, in addition to the other amounts described in the table above, a severance payment equal to 100% of the sum of her then base salary and target bonus (60% of base salary). These payments would have been made in equal monthly installments over a twelve month period, subject to deferral pursuant to IRC Section 409A.

(2)	Had a change in control occurred and (i) Ms. Morrison remained continuously employed by the Company or its affiliates or the continuing or surviving corporation on a full-time basis through the date that is six months following the change in control date or (ii) Ms. Morrison’s employment with the Company was terminated (a) by the Company without cause or (b) by Ms. Morrison for good reason, in each case before the date that is six months following the change in control date, Ms. Morrison would have received three months of her then current base salary, which would have been paid in a lump sum within 10 days following the date that is six months following the change in control date.

(3)	If the Company had terminated Ms. Morrison without cause or Ms. Morrison terminated her employment for good reason, in each case, other than within the one year period following a change in control, any unvested portion of the stock option and restricted stock awards granted to Ms. Morrison would have automatically vested. If a change in control of the Company had occurred (whether or not Ms. Morrison’s employment was terminated), any unvested portion of the stock option and restricted stock awards granted to Ms. Morrison would have automatically vested. At fiscal 2007 year end, the exercise price for all of Ms. Morrison’s stock options was above the fair market of our common stock, (as reported on the NYSE on February 1, 2008).

(4)	This figure represents the estimated cost of the continued medical benefits for one year under Ms. Morrison’s severance and retention agreement based on the current premium costs as well as an estimated reimbursement of $8,000 per year of out-of-pocket Exec-U-Care expenses (amounts not to be grossed up for taxes).

(5)	For each incentive bonus unit vested, the LTIP participant shall be entitled to receive the LTIP Payment (as defined above).

(6)	If Ms. Morrison’s employment is terminated by reason of her retirement (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Ms. Morrison will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to her pursuant to the LTIP, with such amount determined and paid as if she had not retired but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Ms. Morrison is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Ms. Morrison would be $0.

(7)	If Ms. Morrison’s employment is terminated due to death or following a disability and the termination date occurs prior to the occurrence of a change in control of the Company, Ms. Morrison or her estate will be entitled to an LTIP Payment of (1) 100% of the amount, if any, that would have otherwise been payable to her with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs and (2) 50% of the amount, if any, that would have otherwise been payable to her with respect to the Plan Year immediately following the Plan Year in which the termination date occurs, in each case with such amounts determined and paid as if she had not died or become disabled but had remained employed by the Company through each of the then remaining payment dates. The amount of cash, if any, that will ultimately be received by Ms. Morrison is not known until the end of the measuring period (which, barring a change in control, would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Ms. Morrison would be $0.

(8)	If Ms. Morrison’s employment is terminated by the Company without cause (as defined in the LTIP) and the termination date occurs prior to the occurrence of a change in control of the Company, Ms. Morrison will be entitled to an LTIP Payment of 100% of the amount, if any, that would have otherwise been payable to her with respect to the Plan Year (as defined in the LTIP) in which the termination date occurs, with such amounts determined and paid as if she had remained employed by the Company through the applicable remaining payment date. The amount of cash, if any, that will ultimately be received by Ms. Morrison is not known until the end of the measuring period (which, barring a change in control would be April 30 of 2007, 2008, 2009 and 2010). Assuming the stock price remains the same as the price on February 1, 2008, the total amount payable to Ms. Morrison would be $0.

(9)	If Ms. Morrison’s employment is terminated following a change in control of the Company (1) by reason of her death, disability or retirement or (2) by reason of a termination of employment by the Company without cause or by Ms. Morrison with good reason (cause and good reason being defined in the LTIP), Ms. Morrison will be entitled to an immediate cash payment equal to the per share excess, if any, of the per share value of the consideration received by the Company’s common stockholders in a change in control transaction as determined by the Committee in good faith and $20, multiplied by 100% of the aggregate number of incentive bonus units awarded to Ms. Morrison and in respect of which Ms. Morrison has not yet received payment. Assuming the per share transaction value of the consideration received by the Company’s common stockholders following a change in control of the Company is the same as the stock price on February 1, 2008, the total amount payable to Ms. Morrison would be $0.

(10)	Had Ms. Morrison’s employment terminated at fiscal 2007 year end, she would not have been subject to an excise tax, and thus no gross-up payments would have been payable to Ms. Morrison.

Fiscal 2008 Amendments to the Named Executive Officers’ Severance and Retention Agreements

Subsequent to fiscal 2007 year end, in March 2008, the Committee approved amendments to the severance and retention agreements between the Company and each member of our senior management team, including all of the Named Executive Officers currently employed with the Company (except for Mr. Mondry who has an employment agreement with the Company). The Committee approved these arrangements at that time based on the non-management directors’ determination that it was in the Company’s stockholders’ best interests that senior management participate in a positive manner in the strategic review process then underway that resulted in the planned merger with O’Reilly (described above under the heading “GENERAL INFORMATION”) and remain keenly focused on the business pending completion of that process, and potentially well beyond that time should the Company remain independent. These amendments provide the executives with the following additional benefits:

•

In the event that a change of control (as defined under the agreements) is consummated during fiscal 2008 and the executive officer either remains employed by the Company for a period of six months following the change of control or suffers a termination of employment by the Company without cause (as defined under the agreements) or by the executive for good reason (as defined under the agreements), (i) if the executive’s employment terminates prior to the end of fiscal 2008, the executive will be entitled to a pro-rata annual bonus (paid at the target bonus level), with such pro-ration based on the greater of the actual number of months the executive was employed during fiscal 2008 or the number of months between February 4, 2008 and the six month anniversary of the closing date of the change of control transaction or (ii) if the executive remains employed by the Company through the end of fiscal 2008, the executive will be entitled to an annual bonus for 2008 equal to the executive’s target bonus for the year (equal to 60% of the executive’s base salary in effect at the end of fiscal 2008).

•

For each executive officer other than Mr. Mondry (whose employment agreement already included a similar benefit), the severance benefits ordinarily payable under the agreements upon a termination of employment by the Company without cause or by the executive for good reason following a change of control will also become payable if the applicable executive resigns for any reason during the thirty-day period commencing on the six-month anniversary of the change of control.

•

The definition of “good reason” was amended to provide that if the Company breaches the provisions of the letter agreements dated March 31, 2008, between the Company and each of certain executive officers (including some of our Named Executive Officers) regarding the executive’s commuting arrangements and related agreement by the Company to pay or reimburse the executive for travel, living and/or relocation expenses as set forth therein, such executive shall have good reason to terminate his or her employment.

•	Severance benefits now also include (i) eighteen months of COBRA benefits (at executive’s election and expense) after the twelve months of prepaid healthcare benefits expires, (ii) lump sum payout of the executive’s fiscal 2008 Cash In Lieu incentive award (equal to 85% of Senior Vice Presidents’ base salaries or 100% of Executive Vice Presidents’ base salaries), (iii) reimbursement for properly incurred business expenses (including, but not limited to, expenses incurred pursuant to the Letter Agreement dated March 31, 2008), (iv) retention for personal use following termination of employment the cell phone and/or PDA provided to the executive by the Company, and (v) no repayment required by the executive of any relocation expenses if the executive terminates employment within one year of hire date (under the Company’s relocation policy, the executive would have had to reimburse the Company for relocation expenses if he or she voluntarily terminates employment within one year of hire date).

Post-Employment Benefits for Messrs. Jenkins, Riley and Korby

On August 15, 2007, Mr. Jenkins, our former Chairman and Chief Executive Officer, retired from the Company. In connection with his retirement, in August 2007, Mr. Jenkins was paid a lump sum of $158,548, representing the equivalent of 355.8 hours of accrued and unused vacation, and a lump sum of $900,000, representing his succession bonus (pursuant to his employment agreement with the Company, which is described above in the “Compensation Discussion and Analysis” section under the heading “Employment and Post-Employment Arrangements”). Also, pursuant to the terms of his SERP with the Company, Mr. Jenkins was paid an installment payment of $400,000 in September 2007 (on the first scheduled pay date following one month after his retirement date). Another $200,000 installment payment was paid six months following the first installment payment in March 2008. Mr. Jenkins is entitled to receive a payment of $600,000 per year beginning in September 2008 and ending in September 2016. From and after the date of his resignation, Mr. Jenkins also continued to receive executive health/medical benefits and will continue to receive such executive health/medical benefits through September 2016. Because Mr. Jenkins retired after the age of 65 and had at least 10 years of service with the Company, all of Mr. Jenkins’ then unvested stock options (80,808) vested upon his retirement pursuant to the 2004 Stock Plan.

On June 28, 2007, Mr. Riley, our former Senior Vice President and Chief Financial Officer, resigned from the Company to accept a position as Chief Financial Officer with a company in his home state of Ohio. In connection with his resignation, in July 2007, Mr. Riley was paid a lump sum of $65,860, representing the equivalent of 403.5 hours of accrued and unused vacation. Mr. Riley forfeited 56,914 unvested stock options, 8,399 shares of restricted stock and all of the incentive bonus units granted to him under the 2005 LTIP Plan.

Following the hiring of our current Chief Executive Officer in November 2007, Mr. Korby’s Interim Executive Services Agreement was terminated effective December 25, 2007. In connection with Mr. Korby’s departure, in January 2008, Mr. Korby was paid a lump sum of $26,654, representing the equivalent of 92.4 hours of accrued and unused vacation.

Compensation of Directors

Outside Director Compensation Policy

Pursuant to our Outside Director Compensation Policy, as amended, our outside directors are paid an annual cash stipend of $50,000 (“annual stipend”). This Policy also provides for (i) an annual award of options to purchase 10,000 shares of our common stock at the close of business on the date of each annual meeting of stockholders, with an exercise price equal to the fair market value at the close of trading on the grant date (such options being granted pursuant to the 2004 Stock Plan adopted by our stockholders in June 2004); (ii) payment of fees of $1,500 plus reimbursement of reasonable expenses for each regular Board of Directors meeting attended in person or telephonically, $1,500 plus reimbursement of reasonable expenses for attendance in person at any committee meeting or special Board meeting that is not held in conjunction with a regular Board meeting, and $500 for each committee meeting or special Board meeting attended telephonically (such amount was increased in fiscal 2008 to $1,250 for each such committee or special Board meeting attended telephonically); and (iii) payment of annual fees of $15,000, $7,500 and $7,500 to the chairpersons of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, respectively.

In fiscal 2007, the Board appointed its then-lead director, Charles Marquis, as its non-executive Chairman of the Board, following the retirement of Mr. Jenkins. Following this appointment, the disinterested directors approved an annual stipend of $36,000 for the non-management Chairman of the Board position (in addition to the annual stipend, committee fees and any other meeting fees that the non-management Chairman receives). As described below, Mr. Marquis received a pro-rated stipend for his service as the Chairman during fiscal 2007.

Fiscal 2007 Non-Employee Director Compensation Table

The following table summarizes the compensation provided by the Company to the Non-Employee Directors for fiscal year ended February 3, 2008:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
James G. Bazlen (3)	20,000	—	60,082	51,200	131,282
Morton Godlas	71,500	—	60,082	—	131,582
Terilyn A. Henderson (4)	78,375	—	60,082	—	138,457
Charles K. Marquis (4)	104,500	—	60,082	—	164,582
Charles J. Philippin (5)	93,000	—	60,082	—	153,082
William A. Shutzer	70,500	—	60,082	—	130,582

(1)	Pursuant to our Outside Director Compensation Policy described above, Non-Employee Directors are also eligible for reimbursement of reasonable expenses (e.g., travel expenses) incurred in connection with attendance at Board and/or Committee meetings. Expense amounts reimbursed are not included in the table above.

(2)	The amounts included in the “Option Awards” column are the amounts of compensation cost recognized by the Company in fiscal 2007 related to stock option awards that have not yet vested, in accordance with SFAS No. 123(R). Non-management director stock option grants become fully vested on the first anniversary of the grant date (subject to earlier acceleration in some circumstances, such as in the event of a change in control of the Company) and expire seven years from the grant date.

The exercise price for all option awards shown is the average of the high and low prices of the Company’s common stock on the date of grant. For a discussion of valuation assumptions, see Note 2 “Summary of Significant Accounting Policies” to the Company’s Consolidated Financial Statements included in the 2007 10-K under the subheading “Stock Options.” The grant date fair value of the stock options underlying the expense shown in this column is as follows (for each director): (1) $63,522 for the 10,000 options granted November 30, 2006 and (2) $33,848 for the 10,000 options granted November 8, 2007.

(3)	As discussed below under the caption “Certain Relationships and Related Transactions,” Mr. Bazlen, formerly our President and Chief Operating Officer and currently a member of our Board of Directors, has an employment agreement with the Company that provides for payment of all compensation and reimbursement of expenses provided to outside directors under the Outside Director Compensation Policy except for the Annual Stipend, as well as payment of an annual base salary (equal to the Annual Stipend) and certain benefits. Amounts included in the “All Other Compensation” column for Mr. Bazlen include his annual base salary as well as Company matching contributions to his 401(k) Plan.

(4)	Mr. Marquis was Chair of the Compensation Committee during fiscal 2007, and Chair of the Nominating and Corporate Governance Committee during fiscal 2007 until September 10, 2007, at which time Terilyn Henderson was designated Chair of the Nominating and Corporate Governance Committee.

(5)	Mr. Philippin was the Chair for the Audit Committee during fiscal 2007.

Directors’ Outstanding Equity Awards at Fiscal 2007 Year End

The following table includes certain information concerning non-management directors’ outstanding equity awards as of February 3, 2008:

Name	Outstanding Stock Options (#) (1)
James Bazlen (2)	91,000
Morton Godlas	40,000
Terilyn Henderson	40,000
Charles Marquis	40,000
Charles Philippin	40,000
William Shutzer	40,000

(1)	For each director, all options are fully vested and exercisable with the exception of 10,000 options awarded to each director during fiscal 2007. Those options will become fully vested and exercisable on November 8, 2008, unless earlier vested pursuant to the terms of the 2004 Stock Plan.

(2)	Outstanding stock options for Mr. Bazlen consist of 51,000 options awarded to him while he was the President and Chief Operating Officer of the Company and 40,000 options awarded to him since 2004 as a member of our Board of Directors, after his retirement as President and COO.

Compensation Committee Interlocks and Insider Participation

Directors Marquis, Godlas, Henderson and Philippin were members of the Compensation Committee during fiscal 2007. No current member of our Compensation Committee was, during fiscal 2007, one of our executive officers or employees or was formerly one of our officers. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has a written policy and has established procedures regarding approval of transactions between the Company and any employee, officer, director and certain immediate family members and other related persons including those required to be reported under Item 404(a) of Regulation S-K. Under this policy, the Nominating and Corporate Governance Committee or the Committee’s authorized delegate (which, for purposes of this policy, is the Chairman of the Committee) must approve any transaction between the Company and any related party. In determining whether to approve a related party transaction, the Committee considers all relevant factors, including but not limited to the benefits to the Company, the impact on a director’s independence, the availability of comparable products or services, the terms of the transaction, the terms available to unrelated third parties or to employees generally, and whether the transaction is, overall, inconsistent with the best interests of the Company. If a member of the Committee, or any of his or her immediate family members, is a party to any proposed transaction, the Committee member shall not participate in any review, consideration or approval of the related party transaction. The Company did not have any related party transactions in fiscal 2007.

Upon his retirement as President and Chief Operating Officer of the Company in April 2000, the Company entered into an employment agreement with Mr. Bazlen, a member of our Board of Directors, for the performance of specific projects for the Company, as designated by the Chief Executive Officer or President, for an annual base salary ($50,000 since April 2005) and continued payment of certain medical, dental, insurance, 401(k) and other benefits. This agreement is terminable by either party upon written notice. In connection with his membership on our Board of Directors, Mr. Bazlen receives all compensation (including annual grants of stock options, but excluding the Annual Stipend), that is provided to our outside directors under the Outside Director Compensation Policy described above under the caption “Compensation of Directors — Outside Director Compensation Policy”.

The Board of Directors had previously determined not to characterize Mr. Shutzer as “independent” pursuant to the NYSE Listing Standards because they determined that Mr. Shutzer, or a company by which he is employed, may provide investment banking or other financial advisory services to the Company in the future. Since joining Evercore Partners (together with its affiliates and/or subsidiaries, “Evercore”) as a Senior Managing Partner in April 2004, the Company has entered into two agreements with Evercore for financial advisory services, both of which were prior to fiscal 2007. In November 2007, pursuant to the NYSE Listing Standards, and based on its review of director independence, the disinterested directors of the Board determined to characterize Mr. Shutzer as an independent director based on the determination that Mr. Shutzer, or a company by which he is employed, would no longer provide investment banking or other financial services to the Company in the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning beneficial ownership of our common stock as of June 2, 2008 (the “Ownership Date”) (except as indicated below), by (1) each person we know to be a beneficial owner of more than 5% of our outstanding common stock, (2) each director of the Company who could be deemed to be the beneficial owner of shares of our common stock, (3) our Chief Executive Officer and our Named Executive Officers who could be deemed to be the beneficial owner of shares of our common stock, and (4) all directors and executive officers of the Company as a group. The number of shares and total voting power shown include shares that these persons had a right to acquire within 60 days after the Ownership Date through the exercise of stock options and vested shares they hold in the Company’s 401(k) Plan.

Name	Number of Shares	Total Voting Power (%)*
OppenheimerFunds, Inc. (1)	5,363,917	12.00
Akre Capital Management, LLC (2)	4,418,020	10.00
GAMCO Asset Management and affiliated funds (3)	4,177,769	9.48
Robert S. Pitts, Jr. and affiliated funds (4)	2,910,000	6.62
Brencourt Advisors, LLC (5)	2,545,988	5.78
Friedman, Billings, Ramsey Group, Inc. (6)	2,496,769	5.67
GLG Partners LP (7)	2,274,776	5.17
James Bazlen (8)(9)	342,857	**
Morton Godlas (9)(10)	38,521	**
Terilyn A. Henderson (9)	31,012	**
Charles K. Marquis (9)	80,000	**
Charles J. Philippin (9)	45,601	**
William A. Shutzer (9)(11)	43,671	**
Lawrence Mondry (9)(12)	264,899	**
Larry Buresh (9)(12)	185,738	**
James Constantine (12)	25,000	**
Randi Morrison (9)(12)	46,832	**
Dale Ward (9)(12)	111,322	**
Maynard Jenkins (9)(13)(14)	449,697	**
James B. Riley (15)	11,442	**
All directors and executive officers as a group (16 persons) (8)-(12)	1,414,450	3.21

*	As of the Ownership Date, 44,036,813 shares of common stock were issued and outstanding.

**	Less than 1%.

(1)	OppenheimerFunds, Inc. (“OFI”) is an investment adviser and manager of Oppenheimer Capital Income Fund (“OCIF”), a registered investment company. OFI has beneficial ownership of 5,363,317 shares and OCIF has beneficial ownership of 5,362,917 shares. OFI has shared voting and dispositive power with respect to 5,363,317 shares and OCIF has shared voting and dispositive power with respect to 5,362,917 shares. The business address for OFI is Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008. The business address for OCIF is 6803 S. Tucson Way, Centennial, Colorado 80112. The information with respect to OFI and OCIF is as of December 31, 2007, and was obtained from the Schedule 13G/A filed with the SEC on their behalf on February 4, 2008.

(2)	Charles T. Akre, Jr. and Akre Capital Management, LLC, an investment advisor, beneficially own 4,418,020 shares of our common stock and have shared voting and dispositive power with respect to all of these shares. The business address of each of the reporting entities is 2 West Marshall Street, P.O. Box 998, Middleburg, VA 20118. The foregoing information is as of January 15, 2008 and was obtained from the Schedule 13G filed with the SEC on their behalf on January 18, 2008.

(3)	Gabelli Funds, LLC (“GF”) is a wholly-owned subsidiary of GAMCO Investors, Inc. (“GII”) and is a registered investment adviser. GAMCO Asset Management, Inc. (“GAM”) is a wholly-owned subsidiary of

GII and is a registered investment adviser. Gabelli Securities, Inc. (“GSI”) is a majority-owned subsidiary of GII and is a registered investment adviser. MJG Associates, Inc. (“MJG”) provides advisory services to private investment partnerships and offshore funds. Mario Gabelli directly or indirectly controls or acts as chief investment advisor for each of the entities named above. GF has the sole power to vote and dispose of 780,300 shares of our common stock. GAM has the sole power to vote 3,127,269 shares of our common stock and the sole power to dispose 3,207,269 shares of our common stock. GSI has the sole power to vote and dispose of 178,200 shares of our common stock. MJG has the sole power to vote and dispose of 12,000 shares of our common stock. The business address of GF, GAM, and GSI is One Corporate Center, Rye, New York 10580. The business address of MJG is 140 Greenwich Avenue, Greenwich, CT 06830. The foregoing information is as of May 9, 2008 and was obtained from the Schedule 13D/A filed with the SEC on their behalf on May 12, 2008.

(4)	Robert S. Pitts, Jr. (“Mr. Pitts”) is the managing member of Steadfast Capital Management LLC (“Management”) and Steadfast Advisors LLC (“Advisors”) and has shared voting and dispositive power with respect to 2,910,000 shares of our common stock. Mr. Pitts and Management have shared voting and dispositive power with respect to 2,506,542 shares of our common stock. Advisors has shared power with Mr. Pitts and Steadfast Capital, L.P. to vote or dispose of the 403,458 shares of our common stock held by Steadfast Capital, L.P. Management has the shared power with Mr. Pitts and American Steadfast, L.P. to vote or dispose of the 834,458 shares of our common stock held by American Steadfast, L.P. Management has the shared power with Mr. Pitts and Steadfast International Ltd. (“International”) to vote or dispose of the 1,672,084 shares of our common stock held by Steadfast International Ltd. Collectively, the reporting entities own 2,910,000 shares of our common stock. The business address for each reporting entity, except International, is 767 Fifth Avenue, 6th Floor, New York, New York 10153. The business address for International is c/o Appleby Corporate Services (Cayman) Limited, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands. The foregoing information is as of December 31, 2007 and was obtained from the Schedule 13G/A filed with the SEC on their behalf on February 6, 2008.

(5)	Brencourt Advisors, LLC, an investment advisor, has the sole power to vote, and to dispose or direct the disposition of 2,545,988 shares of our common stock. The business address for Brencourt Advisors, LLC is 600 Lexington Avenue, 8th Floor, New York, NY 10022. The foregoing information is as of February 14, 2008 and was obtained from the Schedule 13G filed with the SEC on its behalf on February 22, 2008.

(6)	Each of Friedman, Billings, Ramsey Group, Inc. (“FBR Group”), FBR TRS Holdings, Inc., FBR Capital Markets Corporation, FBR Asset Management Holdings Inc., and FBR Fund Advisers, Inc. has shared voting and dispositive power with respect to all 2,496,769 shares of our common stock. FBR Group is an SEC reporting company and its common stock is traded on the New York Stock Exchange under the symbol FBR. The business address of each of the reporting entities is 1001 Nineteenth Street North, Arlington, VA 22209. The foregoing information is as of January 31, 2008 and was obtained from the Schedule 13G filed with the SEC on their behalf on February 11, 2008.

(7)	GLG Partners Limited (the “General Partner”) is the general partner of GLG Partners LP. (the “Investment Manager”). On November 2, 2007, the General Partner, the Investment Manager and certain additional entities were directly or indirectly acquired by GLG Partners, Inc. (the “Parent Company”) (formerly named Freedom Acquisition Holdings, Inc.), which is an SEC reporting company and has common stock listed on the New York Stock Exchange. Each of Noam Gottesman, Pierre Lagrange, and Emmanuel Roman is a managing director of the General Partner (the “Managing Directors”). Each of the General Partner, the Investment Manager and the Parent Company has shared voting and dispositive power with respect to all 2,274,776 shares of our common stock. The business address of the Parent Company is 390 Park Avenue, 20th Floor, New York, NY 10022. The business address of each of the other reporting entities is c/o GLG Partners LP, 1 Curzon Street, London W1J BHB, United Kingdom. The information with respect to the General Partner, GLG Partners LP and the Managing Directors is as of December 31, 2007 and was obtained from the Schedule 13G/A filed with the SEC on their behalf on February 14, 2008.

(8)	Includes 259,857 shares of common stock held by a revocable family trust and 2,000 shares of common stock owned by Mr. Bazlen’s children.

(9)	Includes the following shares of our common stock that the following individuals have the right to acquire within 60 days after May 22, 2008, through the exercise of options: James Bazlen (81,000); Morton Godlas (30,000); Terilyn A. Henderson (30,000); Charles K. Marquis (30,000); Charles J. Philippin (30,000); William A. Shutzer (30,000); Lawrence Mondry (100,000); Larry Buresh (131,528); Randi Morrison (33,114); Dale Ward (86,315); Maynard Jenkins (426,097); and all current directors and executive officers as a group (707,599). Upon departure from the Company, all unvested stock options are forfeited.

(10)	Consists of 8,521 shares of common stock held in a revocable family trust.

(11)	Includes 2,000 shares of common stock held by a Defined Benefit Plan.

(12)	Includes shares of restricted stock (or in the case of Mr. Mondry’s initial hire grant, restricted stock units) awarded to our executive officers, net of a portion of the restricted stock that has already vested as well as shares that were surrendered back to the Company to satisfy tax obligations arising from these vestings (total net shares as of May 22, 2008 are shown in parentheses after each named individual): Lawrence Mondry (164,899); James Constantine (25,000); Larry Buresh (13,119); Randi Morrison (9,221); Dale Ward (16,067); and all executive officers as a group (285,210). Such shares vest as to 33 1/3% on each of the first, second and third year anniversaries of the grant date and confer the holders with the entire beneficial ownership interest in, and all rights and privileges of a stockholder as to, such restricted shares, including voting rights. Upon departure from the Company, all unvested shares of restricted stock are forfeited.

(13)	Includes 23,600 shares of common stock held in revocable family trusts.

(14)	As discussed in Item 1, “Business” under the caption “Information About Our Executive Officers” in our 2007 10-K, filed April 18, 2008, Mr. Jenkins retired from the Company in August 2007. The number of shares beneficially owned by Mr. Jenkins is as of August 15, 2007.

(15)	As discussed in Item 1, “Business” under the caption “Information About Our Executive Officers” in our 2007 10-K, Mr. Riley resigned from the Company in June 2007. The number of shares beneficially owned by Mr. Riley is as of June 30, 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of the Company’s common stock (herein collectively, our “Section 16 insiders”) to file certain forms reporting their ownership and changes in ownership of our stock with the SEC and the NYSE, and to furnish the Company with copies of these filings.

Based solely on our review of the copies of such forms that we received and written representations from our Section 16 insiders, we believe that all of our Section 16 insiders complied with these reporting obligations for fiscal 2007, except that an award to Mr. Woods of restricted stock and stock options was not reported on a timely-filed Form 4, but such transactions were subsequently reported on Form 4.